

FOSTER'S
GROUP



ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Ceasing to be a substantial holder from CBA"

Released: 11 November 2008

Pages: 11
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FORM 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a Substantial Holder

To: Fosters Group Limited

ACN/ARSN: 007 620 886

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder ceased to be a substantial holder on 6/11/2008

The previous notice was given to the company on 17/10/2008

The previous notice was dated 13/10/2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ASB Group Investments	Sovereign House 33-45Hurstmere Road Takapuna 1332 New Zealand
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000

5. Signature

....

John Damien Hatton – Company Secretary

Dated the 11 day of November 2008.

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or John Paull on 02 9303 6021.

Annexure A

This is the annexure mark A referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 6/11/2008

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital Limited
ASB Capital No.2 Limited
ASB Group (Life) Limited
ASB Holdings Limited
Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)
Burdekin Investments Limited
CBA (Delaware) Finance Incorporated
CBA (Europe) Finance Limited
CBA Asia Limited
CBA Capital Trust 1
CBA Capital Trust II
CBA Funding (NZ) Limited
CBA Funding Trust 1
CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited
CBA USD Funding Limited
CBCL Australia Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)
CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)
Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments (NZ) Limited
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust
Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited
CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l
CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)
CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)
Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited
D Compartment ABI Lux Co
eCommlegal Pty Ltd
Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC
First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)
First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)
FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)
Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)
IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Income Properties Limited
Kiwi Property Management Limited
Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)
Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)
Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G
Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)
National Bank of Fiji Limited
Newport Limited
Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited
PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)
Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)
PT Astra CMG Life
PT Bank Commonwealth
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-IG Medallion Trust
Series 2002-IG Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 21
SHIELD Series 50
Sovereign Group Limited
Sovereign Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 6/11/2008

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	114	621
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	15300	83628
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	21654	118569
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	12200	64651
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	23942	129401
29 Oct 2008	Citicorp Nominees Pty Limited	BUY	7418	40133
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	5168	29636
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	1	6
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	6552	39007
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	34003	205240
Total			**126352**	**710892**
Entity Total			**126352**	**710892**

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
15 Oct 2008	Share Direct Nominees Pty Limited	BUY	87969	480311
15 Oct 2008	Share Direct Nominees Pty Limited	BUY	109961	600387
20 Oct 2008	Share Direct Nominees Pty Limited	BUY	57082	307101
Total			**255012**	**1387799**
Entity Total			**255012**	**1387799**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
06 Nov 2008	BNP Paribas Securities	SELL	-67212	-396160
06 Nov 2008	BNP Paribas Securities	SELL	-50407	-297496
06 Nov 2008	BNP Paribas Securities	SELL	-38774	-227524
Total			**-156393**	**-921180**

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citicorp Nominees Pty Limited	SELL	-23000	-124073
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-342658	-1802381
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14300	-75512
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9900	-52508
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7800	-41276
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-36600	-198026
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-6200	-33577
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-34100	-192403
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-152378	-871602
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14900	-85534
05 Nov 2008	Citicorp Nominees Pty Limited	SELL	-2900	-16938
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-4600	-27985
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-1124	-6625

06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-843	-4976
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-649	-3808
Total			**-651952**	**-3537224**

Entity Total			**-808345**	**-4458404**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	11789	63871
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	12281	66911
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	15228	82393
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	19649	107025
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	21613	117924
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	59676	323350
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	62163	338725
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	77082	417115
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	99461	541811
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	109407	597000
14 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9914	-54009
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	35	191
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	5106	27879
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	6774	37092
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	7097	38750
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	12568	68621
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	14628	79869
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	37865	206743
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-45730	-249430
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-37865	-206743
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-8655	-47204
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7097	-38750
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-5106	-27879
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	3537	18718
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	39734	210492
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	61798	328033
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	62482	331050
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	18346	97765
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	30030	160306
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	49977	264314
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	72071	384130
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	138136	734450
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-278013	-1472363
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-246367	-1312067
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-64613	-342192
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-57258	-304937
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	9222	49843
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	10120	53639
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	67179	362174
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-250049	-1343554
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-74004	-397636
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-48956	-262538
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14489	-77701
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-330801	-1770449
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-131621	-703825
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-97904	-523983
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-38954	-208301
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-66779	-355539
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-19764	-105226
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-4173	-22279

22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1235	-6593
23 Oct 2008	Citicorp Nominees Pty Limited	BUY	64969	344488
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-117832	-622826
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-106849	-564965
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-56409	-298263
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-50141	-265121
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-34873	-184329
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-31623	-167207
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-16695	-88275
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14840	-78467
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	22537	117505
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-129934	-672288
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-38455	-198969
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-24964	-131083
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-22397	-117090
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7388	-38794
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	5000	25496
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	6096	30968
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	10914	55920
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	14032	71315
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	25661	130358
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	45943	235418
27 Oct 2008	Citicorp Nominees Pty Limited	BUY	59070	300251
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-172724	-880086
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-51120	-260473
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-37743	-191282
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-26959	-136804
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-11170	-56610
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7979	-40490
28 Oct 2008	Citicorp Nominees Pty Limited	BUY	12756	64832
28 Oct 2008	Citicorp Nominees Pty Limited	SELL	-82708	-419323
28 Oct 2008	Citicorp Nominees Pty Limited	SELL	-24478	-124101
28 Oct 2008	Citicorp Nominees Pty Limited	SELL	-7036	-35743
29 Oct 2008	Citicorp Nominees Pty Limited	BUY	7276	39365
29 Oct 2008	Citicorp Nominees Pty Limited	BUY	93217	506433
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-44472	-240663
30 Oct 2008	Citicorp Nominees Pty Limited	BUY	21000	117941
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-150000	-847632
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-46832	-262417
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-40084	-227401
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-20000	-113018
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14428	-82230
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	8110	46506
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-200000	-1140246
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-180000	-1026221
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-150000	-851762
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-149920	-857071
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-97458	-556888
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-35531	-202744
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-30000	-170352
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-16691	-95195
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14613	-83494
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-14221	-81344
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9245	-52881
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	1	6
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	6127	36476
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-25956	-154530
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-24329	-144600
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-21630	-128868
04 Nov 2008	Citicorp Nominees Pty Limited	SELL	-85031	-497167

04 Nov 2008	Citicorp Nominees Pty Limited	SELL	-7295	-42708
05 Nov 2008	Citicorp Nominees Pty Limited	SELL	-150000	-874638
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	13365	80670
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-250000	-1514958
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-66223	-397778
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-46356	-281874
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-19867	-119747
Total			**-3272718**	**-18140082**
Entity Total			**-3272718**	**-18140082**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	4400	23814
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	24972	135541
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	248892	1344017
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-227069	-1226173
15 Oct 2008	Citicorp Nominees Pty Limited	SELL	-21823	-117844
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	20438	108109
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	6100	32950
22 Oct 2008	Citicorp Nominees Pty Limited	BUY	25130	134188
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	7500	38535
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	307280	1551764
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	900177	4545894
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	2137205	10792885
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	2642148	13342847
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2642148	-13342847
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2137205	-10792885
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-900177	-4545894
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-307280	-1551764
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1000000	-5412182
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-216700	-1174609
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-15000	-82475
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	15000	85903
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	35200	201344
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	117178	670258
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	7953	47485
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-729547	-4290425
04 Nov 2008	Citicorp Nominees Pty Limited	SELL	-1390000	-8127176
04 Nov 2008	Citicorp Nominees Pty Limited	SELL	-7254	-42380
05 Nov 2008	Citicorp Nominees Pty Limited	SELL	-99770	-582856
05 Nov 2008	Citicorp Nominees Pty Limited	SELL	-16414	-95825
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	4600	28043
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	11100	67539
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-361684	-2131835
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-271250	-1600884
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-241789	-1425151
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-208654	-1224370
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-181333	-1070205
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-178152	-1050062
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-139487	-818502
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-133609	-788544
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-102776	-603084
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-16744	-98692
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-12558	-74116
06 Nov 2008	Citicorp Nominees Pty Limited	SELL	-9660	-56684
Total			**-5052810**	**-29176348**

Entity Total			**-5052810**	**-29176348**

ASB Group Investments

Date	Registered Company	Transaction type	Quantity	Consideration
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-10469	-55558
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9277	-49508
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-12593	-67803
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2465	-13250
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-16659	-89342
21 Oct 2008	Citicorp Nominees Pty Limited	SELL	-6628	-35526
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-3363	-17947
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-210	-1124
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-5934	-31440
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-5381	-28519
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2841	-15057
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2525	-13383
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-6543	-33923
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1257	-6616
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-17315	-88407
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-3784	-19223
27 Oct 2008	Citicorp Nominees Pty Limited	SELL	-2703	-13749
Total			**-109947**	**-580375**
Entity Total			**-109947**	**-580375**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
15 Oct 2008	Avanteos Investments Limited	SELL	-2500	-13450
16 Oct 2008	Avanteos Investments Limited	SELL	-670	-3571
Total			**-3170**	**-17021**
Entity Total			**-3170**	**-17021**

Acadian Asset Management (Australia)

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citigroup Global Market Limited	BUY	2282978	12395258
Total			**2282978**	**12395258**
Entity Total			**2282978**	**12395258**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	ANZ Custodian Services Limited	BUY	75000	398519
23 Oct 2008	ANZ Custodian Services Limited	SELL	-50000	-264321
29 Oct 2008	ANZ Custodian Services Limited	SELL	-55000	-299530
29 Oct 2008	ANZ Custodian Services Limited	SELL	-13400	-72896
30 Oct 2008	ANZ Custodian Services Limited	SELL	-15500	-85650
30 Oct 2008	ANZ Custodian Services Limited	SELL	-8900	-50556
31 Oct 2008	ANZ Custodian Services Limited	SELL	-10900	-62406
03 Nov 2008	ANZ Custodian Services Limited	SELL	-47000	-276904
03 Nov 2008	ANZ Custodian Services Limited	SELL	-12700	-75371
Total			**-138400**	**-789115**

Date	Registered Company	Transaction type	Quantity	Consideration
29 Oct 2008	BNP Paribas Securities	SELL	-30000	-163380
30 Oct 2008	BNP Paribas Securities	SELL	-17300	-95596
03 Nov 2008	BNP Paribas Securities	SELL	-39200	-230949
Total			**-86500**	**-489925**

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	Citicorp Nominees Pty Limited	BUY	50000	269188
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	50000	268687
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-50000	-265318
20 Oct 2008	Citicorp Nominees Pty Limited	SELL	-100000	-537818
22 Oct 2008	Citicorp Nominees Pty Limited	SELL	-170000	-908865
23 Oct 2008	Citicorp Nominees Pty Limited	SELL	-50000	-264321
29 Oct 2008	Citicorp Nominees Pty Limited	SELL	-147500	-802404
30 Oct 2008	Citicorp Nominees Pty Limited	SELL	-97700	-554976
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-119400	-683600
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-51500	-294853
03 Nov 2008	Citicorp Nominees Pty Limited	SELL	-139500	-827898
Total			**-825600**	**-4602178**

Date	Registered Company	Transaction type	Quantity	Consideration
14 Oct 2008	JP Morgan Nominees Australia Limited	BUY	25000	132840
15 Oct 2008	JP Morgan Nominees Australia Limited	BUY	50000	268687
15 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-2352320	-12702528
21 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-15000	-80184
22 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-30000	-160388
23 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-70000	-370049
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-103000	-560322
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-51900	-282337
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-51000	-277441
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-37000	-201281
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-22900	-124577
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-20700	-112609
29 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-8900	-48416
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-67800	-374650
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-34300	-189535
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-33700	-191430
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-24400	-138602
30 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-15100	-83440
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-100000	-572529
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-60000	-343517
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-42200	-241607
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-30000	-171759
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-18600	-106490
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-16800	-96185
31 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-7200	-41222
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-103000	-606831
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-97800	-580419
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-77800	-458364
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-55300	-325804
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-34300	-202081
03 Nov 2008	JP Morgan Nominees Australia Limited	SELL	-13300	-78358
Total			**-3519320**	**-19321428**

Date	Registered Company	Transaction type	Quantity	Consideration
23 Oct 2008	National Nominees Limited	SELL	-30000	-158593
29 Oct 2008	National Nominees Limited	SELL	-25200	-137089
29 Oct 2008	National Nominees Limited	SELL	-15000	-81690
30 Oct 2008	National Nominees Limited	SELL	-16700	-94863

30 Oct 2008	National Nominees Limited	SELL	-6400	-36355
31 Oct 2008	National Nominees Limited	SELL	-20500	-117368
31 Oct 2008	National Nominees Limited	SELL	-7900	-45230
03 Nov 2008	National Nominees Limited	SELL	-37800	-222701
03 Nov 2008	National Nominees Limited	SELL	-14600	-86017
Total			**-174100**	**-979906**

Date	Registered Company	Transaction type	Quantity	Consideration
17 Oct 2008	State Street Australia Limited	SELL	-50000	-265318
29 Oct 2008	State Street Australia Limited	SELL	-18500	-100640
30 Oct 2008	State Street Australia Limited	SELL	-12200	-69301
31 Oct 2008	State Street Australia Limited	SELL	-15000	-85879
03 Nov 2008	State Street Australia Limited	SELL	-27700	-163196
Total			**-123400**	**-684334**

Entity Total			**-4867320**	**-26866886**
Grand Total			**-11449968**	**-64745164**

End of Annexure B



FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"CEO Terms of Employment"

Released: 24 November 2008

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com


FOSTER'S
GROUP

24 November 2008

CHIEF EXECUTIVE OFFICER TERMS OF EMPLOYMENT

Following the appointment of Ian Johnston on 26 September 2008, Foster's Group Limited (Foster's) has today confirmed agreed terms of employment and remuneration structure.

Total fixed remuneration: $1,800,000 per annum, reviewed annually. This amount is inclusive of superannuation contributions, non-monetary benefits and Fringe Benefits Tax as applicable.

Short term incentives: As previously announced, Foster's is currently undertaking a comprehensive review of its wine business and, accordingly, the Board believes it is important that the performance hurdles applicable to the CEO are strongly aligned with the strategic outcomes of that review and the broader Foster's Strategic Agenda.

For the 2009 financial year, Mr Johnston will be eligible for a target annual bonus of 75% of total fixed remuneration (pro-rated for the 2009 financial year). The applicable performance criteria will include:

- achieving key financial hurdles applicable to Foster's;
- delivering upon the Foster's Strategic Agenda (which will be announced to the market following the conclusion of the review of the Foster's Group wine business); and
- identifying and implementing appropriate succession planning for the senior leadership team (including the role of CEO) and transforming Foster's culture.

Up to an additional 75% of total fixed remuneration will be made available to Mr Johnston if the performance criteria described above are satisfied beyond the Board's expectations at the time of review.

Mr Johnston will receive one third of any bonus in the form of Foster's shares restricted for a period of 3 years. The remainder of the bonus may be taken in cash, deferred shares or superannuation contributions.

Long term incentives: Subject to shareholder approval at Foster's 2009 annual general meeting, Mr Johnston will be invited to participate in the Foster's Long Term Incentive Plan (LTIP) on essentially the same basis as the members of the Foster's Leadership Team. Mr Johnston will be offered a maximum of 343,000 Foster's shares (approximately equivalent in value to one year's Total Remuneration). As for other LTIP participants, share allocations will be determined progressively based on Foster's performance relative to two peer groups during three separate performance periods.

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Mr Johnston will only be entitled to the maximum number of shares if the Company's TSR ranking is at the 85th percentile or above, for both peer groups and across the three performance periods. If the Company achieves a median (50th percentile) ranking against both peer groups and across all three performance periods Mr Johnston will be entitled to 171,500 shares. No shares will be allocated where performance does not reach the median ranking.

Each performance period commences on 1 September 2008 and ends, as to 20% of the total allocation on 31 August 2009, as to a further 20% of the total allocation on 31 August 2010 and, as to the remaining 60% of the total allocation on 31 August 2011. Shares allocated in relation to each of the first two tranches remain 'at risk' and in certain circumstances may be forfeited where Mr Johnston ceases employment prior to 31 August 2011.

Further details of the operation of Foster's LTIP are contained in the Foster's 2008 Remuneration Report.

Termination of employment: Mr Johnston's services may be terminated on 13 weeks' notice from Foster's. Foster's may terminate without notice in the event of serious misconduct. Mr Johnston must provide 13 weeks' notice should he wish to terminate the agreement.

On termination, subject to performance being on-track to meet the applicable performance conditions, Mr Johnston will be entitled to:

- a pro rated amount of the annual incentive payment for the expired part of the current financial year, where Foster's has terminated employment without cause; and
- a cash amount in respect of the value of his unvested LTIP.

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

SEC Form 3

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0104
Expires:	February 28, 2011
Estimated average burden hours per response	0.5

1. Name and Address of Reporting Person* MAS JEAN CLAUDE (Last) (First) (Middle) 337 AVENUE DE BRUXELLES (Street) LA SEYNE-SUR-MER 10 83507 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 3/1/03	3. Issuer Name and Ticker or Trading Symbol HERITAGE WORLDWIDE INC [HWWI]
		4. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director; X 10% Owner; Officer (give title below); Other (specify below)
		5. If Amendment, Date of Original Filed (Month/Day/Year) 9/25/03
		6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person; Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $.001 per share	13,741,667	I	See footnote. (1)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

1. Held by Mile Finance S.A., which is controlled by Mr. Mas.

/s/ Jean Claude Mas 12/7/07
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Jugement commercial VI no 1120 /07

Audience publique du jeudi, huit novembre deux mille sept.

Numéro L- 5057 /07

Composition:

Christiane JUNCK, vice-présidente,
Jean-Paul MEYERS, juge,
Gilles MATHAY, juge,
Sandra Kersch, substitut du Procureur d'Etat,
Christiane WEILER, greffière assumée.



Entre:

Monsieur le Procureur d'Etat près le Tribunal d'arrondissement de et à Luxembourg, Palais de Justice, Luxembourg,

demandeur en dissolution et en liquidation de la société anonyme MILO FINANCE S.A., aux termes d'une requête datée du 28 septembre 2007,

comparant par le substitut du Procureur d'Etat, Sandra Kersch,

et:

la société anonyme MILO FINANCE S.A., dont le siège social à L-1466 Luxembourg, 4, rue Jean Engling, a été dénoncé en date du 29 mai 2007,

défenderesse aux fins de la prédite requête,

défaillante.

FAITS:

Par requête datée du 28 septembre 2007, ci-après annexée, Monsieur le Procureur d'Etat a demandé la dissolution et la liquidation de la société défenderesse:

Luxembourg, le 28 septembre 2007

PARQUET
DU
TRIBUNAL
D'ARRONDISSEMENT

Parquet Economique

PK/SE

RC B 63 568

A Mesdames et Messieurs
les vice-président,
premier juge et juge
Tribunal d'arrondissement
de LUXEMBOURG

Aux termes des renseignements dont dispose le Ministère Public, la société MILO FINANCE S.A., constituée en date du 6 mars 1998, contrevient gravement aux dispositions des lois régissant les sociétés commerciales.

Depuis la dénonciation le 29 mai 2007 du siège social à L-1466 Luxembourg, 4, rue Jean Engling, dénonciation déposée en date du 27 juin 2007 au registre de commerce et des sociétés, la société n'a plus de siège ni domicile connu.

Aux termes de l'article 159 nouveau de la loi modifiée et complétée du 10 août 1915 sur les sociétés commerciales, le défaut de domicile connu constitue dans le chef d'une société une contravention grave à la loi susceptible de lui faire encourir la dissolution ou la fermeture judiciaire conformément aux dispositions des articles 203 et 203-1 de la même loi.

Depuis le bilan au 31 décembre 2002, déposé le 17 octobre 2003, aucun bilan, ni aucun compte de profits et pertes approuvés par l'assemblée générale n'a été déposé au registre de commerce et des sociétés.

Par application de l'article 203 de la loi modifiée du 10 août 1915 concernant les sociétés commerciales, le Procureur d'Etat soussigné vous demande de prononcer la dissolution et d'ordonner la liquidation de la société désignée ci-dessus ainsi que tous autres devoirs de droit.

En l'application de l'article 203(5) et vu l'urgence, le requérant vous demande d'ordonner l'exécution provisoire de la décision à intervenir.

Pour le Procureur d'Etat

Patrick KONSBRÜCK
Substitut

L'affaire fut utilement retenue à l'audience publique du 18 octobre 2007 devant la sixième chambre, siégeant en matière commerciale, lors de laquelle les débats eurent lieu comme suit:

Le représentant du Ministère Public donna lecture de la requête ci-avant reproduite et exposa ses moyens.

La partie défenderesse ne s'est pas présentée à l'audience.

Le tribunal prit l'affaire en délibéré et rendit à l'audience publique de ce jour le

jugement

qui suit:

Par requête du 28 septembre 2007 Monsieur le Procureur d'Etat a demandé à voir prononcer la dissolution et ordonner la liquidation de la société anonyme MILO FINANCE S.A..

Le siège social de cette société ayant été dénoncé, la requête a été publiée, conformément aux dispositions de l'article 203 de la loi du 10 août 1915 par extrait dans deux journaux imprimés au Luxembourg en date du 06 octobre 2007.

La partie défenderesse n'ayant pas comparu à l'audience, il y a lieu de statuer, conformément à l'article 79 du Nouveau Code de procédure Civile, par un jugement par défaut.

Vu l'article 203 de la loi du 10 août 1915 concernant les sociétés commerciales, tel qu'il a été modifié par la loi du 31 mai 1999, suivant lequel le tribunal a la faculté de prononcer la dissolution et la mise en liquidation d'une société qui a contrevenu aux dispositions du droit pénal, du droit des sociétés ou du droit d'établissement, en appréciant, au cas par cas, si les contraventions constatées justifient une dissolution de la société, et si la dissolution constitue un moyen efficace au sens du texte de loi.

Il résulte d'un extrait délivré par le Registre de Commerce et des Sociétés en date du 25 septembre 2007 que depuis le bilan au 31 décembre 2002, déposé le 17 octobre 2003, aucun bilan, ni aucun compte de pertes et profits, dûment approuvés par les organes compétents, n'ont été déposés par la société anonyme MILO FINANCE S.A., et que la société est sans domicile connu depuis la dénonciation du siège en date du 29 mai 2007.

Au vu des circonstances de l'espèce, et en tenant compte du fait que la société ne s'est pas présentée à l'audience pour offrir des explications quant aux manquements constatés, il y a lieu de prononcer la dissolution et d'ordonner la liquidation de la société défenderesse, en déclarant applicables les règles relatives à la liquidation de la faillite.

Il est dans l'intérêt de la liquidation que le liquidateur exerce ses fonctions sans autre délai, de sorte qu'il y a également lieu d'ordonner, conformément à la requête introductive, l'exécution provisoire du présent jugement.

PAR CES MOTIFS :

le tribunal d'arrondissement de et à Luxembourg, sixième chambre, siégeant en matière commerciale, statuant par un jugement par défaut à l'égard de la société concernée, le Ministère Public entendu en ses conclusions,

reçoit la requête en la forme;

déclare dissoute la société anonyme MILO FINANCE S.A., dont le siège social à L-1466 Luxembourg, 4, rue Jean Engling, a été dénoncé en date du 29 mai 2007;

en **ordonne** la liquidation;

déclare applicables les dispositions légales relatives à la liquidation de la faillite;

nomme juge-commissaire Monsieur Jean-Paul MEYERS, juge au tribunal d'arrondissement de et à Luxembourg, et désigne comme liquidateur Maître Marthe FEYEREISEN, avocat, demeurant à Luxembourg;

ordonne aux créanciers de faire au greffe du tribunal de commerce de ce siège la déclaration du montant de leurs créances avant le 28 novembre 2007;

ordonne que les scellés seront apposés au siège social de la société et partout ailleurs où besoin en sera, à moins que l'inventaire ne puisse être terminé en un seul jour, auquel cas il y sera procédé sans apposition préalable;

ordonne la publication du présent jugement par extrait au Mémorial, ainsi que dans les journaux Luxemburger Wort et Tageblatt;

ordonne l'exécution provisoire du présent jugement;

met les frais à charge de la société, sinon, en cas d'absence ou d'insuffisance d'actif, à charge du Trésor.

Jugement commercial VI No 476 /2008

Audience publique du jeudi, dix avril deux mille huit.

Numéros 112712 et 112716 du rôle

Composition :

Christiane JUNCK, vice présidente,
Jean-Paul MEYERS, juge,
Gilles MATHAY, juge,
Stéphane PISANI, substitut-délégué,
Manuela FLAMMANG, greffière.

Flammang

Entre :

I.

la société anonyme MILO FINANCE S.A., déclarée dissoute et mise en liquidation judiciaire suivant jugement n°1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007, ayant eu son siège social à L-1466 Luxembourg, 4, rue Jean Engling, inscrite au registre de commerce et des sociétés de Luxembourg sous le numéro B 63568, représentée par son conseil d'administration en fonction,

élisant domicile en l'étude de Maître Marc KLEYR, avocat à la Cour, demeurant à Luxembourg,

demanderesse sur opposition,

comparant par Maître Andreas KOMNINOS, avocat à la Cour, en remplacement de Maître Marc KLEYR, avocat à la Cour, les deux demeurant à Luxembourg,

et :

1. Monsieur le Procureur d'Etat près le Tribunal d'Arrondissement de et à Luxembourg, à L-1841 Luxembourg, rue du Palais de Justice,

défendeur sur opposition,

comparant par Monsieur Stéphane PISANI, substitut-délégué,

2. Maître Marthe FEYEREISEN, avocat à la Cour, demeurant à L-1313 Luxembourg, 10, rue des Capucins, prise en sa qualité de liquidateur judiciaire de la société anonyme MILO FINANCE S.A., nommée suivant jugement

n°1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007,

défenderesse sur opposition,

comparant en personne.

II.

Entre :

1. Monsieur Jean-Claude MAS, administrateur de sociétés, demeurant à L-1272 Luxembourg, 64, rue de Bourgogne,

2. Madame Dominique LUCCIARDI, employée privée, demeurant à F-83140 Six Fours-les-Plages (France), 66, les Hauts Saint Pierre,

3. la société anonyme PENNY HOLDING S.A., déclarée dissoute et mise en liquidation judiciaire suivant jugement n°1121/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007, ayant eu son siège social à L-1466 Luxembourg, 2, rue Jean Engling, inscrite au registre de commerce et des sociétés de Luxembourg sous le numéro B 63596, représentée par son conseil d'administration en fonction,

la partie sub 3. en sa qualité d'actionnaire de MILO FINANCE S.A. et les parties sub 1. et sub 2. agissant conjointement en leur qualité d'actionnaires indirectes et ultimes bénéficiaires économiques de la société MILO FINANCE S.A.,

élisant domicile en l'étude de Maître Marc KLEYR, avocat à la Cour, demeurant à Luxembourg,

demandeurs sur tierce-opposition,

comparant par Maître Andreas KOMNINOS, avocat à la Cour, en remplacement de Maître Marc KLEYR, avocat à la Cour, les deux demeurant à Luxembourg,

et :

1. Monsieur le Procureur d'Etat près le Tribunal d'arrondissement de et à Luxembourg, à L-1841 Luxembourg, rue du Palais de Justice,

défendeur sur tierce-opposition,

comparant par Monsieur Stéphane PISANI, substitut-délégué,

2. Maître Marthe FEYEREISEN, avocat à la Cour, demeurant à L-1313 Luxembourg, 10, rue des Capucins, prise en sa qualité de liquidateur judiciaire de la société anonyme MILO FINANCE S.A., nommée suivant jugement n°1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007,

défenderesse sur tierce-opposition,

comparant en personne,

3. la société anonyme MILO FINANCE S.A., déclarée dissoute et mise en liquidation judiciaire suivant jugement n°1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007, ayant eu son siège social à L-1466 Luxembourg, 4, rue Jean Engling, inscrite au registre de commerce et des sociétés de Luxembourg sous le numéro B 63568, représentée par son conseil d'administration en fonction,

défenderesse sur tierce-opposition,

comparant par Maître Andreas KOMNINOS, avocat à la Cour, en remplacement de Maître Marc KLEYR, avocat à la Cour, les deux demeurant à Luxembourg.

Faits :

I.

Par exploit d'huissier de justice Jean-Lou THILL de Luxembourg en date du 28 décembre 2007, la société anonyme MILO FINANCE S.A. a fait déclarer et signifier à Monsieur le Procureur d'Etat et à Maître Marthe FEYEREISEN, pris en sa qualité de liquidateur de la société anonyme MILO FINANCE S.A., qu'elle relève formellement opposition contre le jugement commercial numéro 1120/07, liquidation numéro L-5057/07, rendu par défaut par le tribunal d'arrondissement de et à Luxembourg, sixième chambre, siégeant en matière commerciale, en date du 8 novembre 2007,

et par le même exploit d'huissier, l'opposante a fait donner assignation aux défendeurs par opposition à comparaître le vendredi, 25 janvier 2008 à 9 heures du matin devant le tribunal d'arrondissement de et à Luxembourg, deuxième chambre, siégeant en matière commerciale, pour y entendre statuer sur le mérite de la demande contenue dans ledit exploit d'huissier ci-après reproduit.

II.

Par exploit d'huissier de justice Jean-Lou THILL de Luxembourg en date du 28 décembre 2007, Monsieur Jean-Claude MAS, Madame Dominique LUCCIARDI et la société anonyme PENNY HOLDING S.A. ont fait déclarer et signifier à Monsieur le Procureur d'Etat, à Maître Marthe FEYEREISEN, pris en sa qualité de liquidateur de la société anonyme MILO FINANCE S.A. ainsi qu'à la société anonyme MILO FINANCE S.A. qu'ils relèvent formellement tierce-opposition contre le jugement commercial numéro 1120/2007, liquidation numéro L-5057/07, rendu par défaut par le tribunal d'arrondissement de et à Luxembourg, sixième chambre, siégeant en matière commerciale, en date du 8 novembre 2007,

et par le même exploit d'huissier, les tiers opposant ont fait donner assignation aux défendeurs par tierce-opposition à comparaître le vendredi, 25 janvier 2008 à 9 heures du matin devant le tribunal d'arrondissement de et à Luxembourg, deuxième chambre, siégeant en matière commerciale, pour y entendre statuer sur le mérite de la demande contenue dans ledit exploit d'huissier ci-après reproduit :

JEAN LOU THILL & CARLOS CALVO
HUISSIERS DE JUSTICE

Adresse Postale : B.P.2625 • L-1026 Luxembourg
7, rue Pierre Federspiel • L-1512 Luxembourg ☎ 44 13 33 FAX : 44 18 98

96454 / jd / **A21036**

ORIGINAL

OPPOSITION

L'an deux mille sept, le vingt-huit décembre.

A la requête de la société anonyme **MILO FINANCE SA,** déclarée dissoute et mise en liquidation judiciaire suivant jugement n° 1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007, ayant eu son siège social à L-1466 Luxembourg, 4 rue Jean Engling, actuellement à L-8070 Bertrange, 10B rue des Mérovingiens, inscrite au registre de commerce et des sociétés de Luxembourg sous le numéro B 63.568, représentée par son conseil d'administration en fonctions,

ayant pour avocat Maître Marc KLEYR, avocat à la Cour demeurant à L-1521 Luxembourg, 122, rue Adolphe Fischer, au cabinet duquel élection de domicile est faite,

je soussigné Carlos CALVO – Jean-Lou THILL, huissier de justice, demeurant à L-1512 Luxembourg, 7, rue Pierre Federspiel, immatriculé près le Tribunal d'Arrondissement de et à Luxembourg,

ai signifié et déclaré à :

1. **Monsieur le Procureur d'Etat** près le tribunal d'arrondissement de et à Luxembourg, Palais de Justice, Luxembourg,

2. **Maître Marthe FEYEREISEN,** avocat à la Cour, demeurant à L-1313 Luxembourg, 10 rue des Capucins, prise en sa qualité de liquidateur judiciaire de la société anonyme MILO FINANCE SA, nommée suivant jugement n° 1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007,

que par la présente la partie requérante est opposante comme de fait elle s'oppose au jugement portant le n° 1120/07 rendu en date du 8 novembre 2007 par le Tribunal d'Arrondissement de et à Luxembourg, siégeant en matière commerciale, statuant par défaut à son égard, et à son exécution, et dont le dispositif est conçu comme suit :


TIMBRE DE DIMENSION
GRAND-DUCHÉ
2€

- 5467

*"**Par ces motifs** :*

le Tribunal d'Arrondissement de et à Luxembourg, sixième chambre, siégeant en matière commerciale, statuant par un jugement par défaut à l'égard de la société concernée, le Ministère Public entendu en ses conclusions,

***reçoit** la requête en la forme ;*

***déclare** dissoute la société anonyme MILO FINANCE SA, dont le siège social à L-1466 Luxembourg, 4, rue Jean-Engling, a été dénoncé en date du 29 mai 2007 ;*

*en **ordonne** la liquidation ;*

***déclare** applicables les dispositions légales relatives à la liquidation de la faillite ;*

***nomme** juge-commissaire Monsieur Jean-Paul MEYERS, juge au Tribunal d'Arrondissement de et à Luxembourg, et désigne comme liquidateur Maître Marthe FEYEREISEN, avocat, demeurant à Luxembourg,*

***ordonne** aux créanciers de faire au greffe du Tribunal de commerce de ce siège la déclaration du montant de leurs créances avant le 28 novembre 2007 ;*

***ordonne** que les scellés seront apposés au siège social de la société et partout ailleurs où besoin en sera, à moins que l'inventaire ne puisse être terminé en un seul jour, auquel cas il y sera procédé sans apposition préalable ;*

***ordonne** la publication du présent jugement par extrait au Mémorial, ainsi que dans les journaux Luxemburger Wort et Tageblatt ;*

***ordonne** l'exécution provisoire du présent jugement ;*

***met** les frais à charge de la société, sinon, en cas d'absence ou d'insuffisance d'actif, à charge du Trésor ».*

COUT DE L'ACTE

```
Droit: 62,50
Voy. : 12,00
Adres: 10,00
Timb.: 38,00
Enreg: 12,00
TVA  : 12,68
       ------
TOTAL:147,18

Copie: 25,00
TVA  :  3,75
Port :  4,00
       ------
TOTAL:179,93
```


Référence de l'huissier :
A21036
96454 jd

Et, pour voir statuer sur le mérite du présent acte d'opposition, j'ai huissier de justice susdit et soussigné, à même requête et élection de domicile que ci-dessus,

donné assignation à :

(1) **Monsieur le Procureur d'Etat** près le tribunal d'arrondissement de et à Luxembourg, Palais de Justice, Luxembourg,

(2) **Maître Marthe FEYEREISEN,** avocat à la Cour, demeurant à L-1313 Luxembourg, 10 rue des Capucins, prise en sa qualité de liquidateur judiciaire de la société anonyme MILO FINANCE SA, nommée suivant jugement n° 1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007,

à comparaître ***le vendredi 25 janvier 2008 à 9.00 heures du matin*** *date à laquelle l'affaire sera appelée, devant le Tribunal d'Arrondissement de et à Luxembourg, siégeant en matière commerciale, en son local ordinaire des audiences, 7, rue du St Esprit, 1er étage, salle no 1,*

avec information aux parties assignées qu'un procès leur est intenté pour les raisons ci-après exposées, devant le Tribunal d'Arrondissement de et à Luxembourg siégeant en matière commerciale, pour faire annuler sinon rétracter le jugement précité pour les raisons ci-après exposées,

qu'à défaut de comparution, et si la signification ou notification de la présente assignation est faite à personne, le jugement à intervenir sera réputé contradictoire, conformément aux articles 79 et 80 du nouveau code de procédure civile,

que conformément à l'article 553 du Nouveau code de procédure civile les parties assignées peuvent se faire assister ou représenter par un avocat, leur conjoint, leur partenaire au sens de la loi du 9 juillet 2004 relative aux effets légaux de certains partenariats leurs parents ou alliés en ligne directe ou en ligne collatérale jusqu'au troisième degré inclus, ainsi que par les personnes exclusivement attachées à leur service personnel ou à leur entreprise, étant précisé que le représentant non avocat devra justifier d'un pouvoir spécial.


TIMBRE DE DIMENSION
GRAND-DUCHE DE LUXEMBOURG

OBJET DE LA DEMANDE :

I. LES FAITS

La société MILO FINANCE SA a été constituée par acte notarié de Maître André SCHWACHTGEN, notaire de résidence à Luxembourg, en date du 6 mars 1998. Selon l'article 1er des statuts, le siège social a été établi à Luxembourg, et lors de l'assemblée constitutive, le même jour, les fondateurs et premiers actionnaires de l'époque ont fixé le siège à l'adresse 2 rue Jean Engling, L-1466 Luxembourg.

Lors de l'assemblée constitutive, ont été appelés aux fonctions d'administrateurs, les deux fondateurs Monsieur Alain S. GARROS et la société anonyme PENNY HOLDING SA ainsi qu'un dénommé Fabio PEZZERA. La société GRAHAM TURNER SA a été appelée aux fonctions de commissaire aux comptes de la société. Les mandats ont été reconduits 2 fois en 2003 et 2005, sauf que la société GRAHAM TURNER Ltd a été appelée aux fonctions de commissaire aux comptes de la société.

PENNY HOLDING SA est toujours restée l'actionnaire de 99,99 % des actions de la société.La propriété de l'intégralité des actions de la société PENNY HOLDING a été reprise après la constitution de celle-ci par Monsieur Jean-Claude MAS, un industriel français, demeurant à L-1272 Luxembourg, 64 rue de Bourgogne, et la dame Dominique LUCCIARDI, ,employée privée, demeurant à F-83140 Six Fours-Les-Plages (France), 66 les Hauts Saint Pierre, qui en sont encore propriétaires à ce jour, et qui sont donc les bénéficiaires ultimes et en quelque sorte les propriétaires de MILO FINANCE SA.

En date du 26 janvier 2004, une assemblée des actionnaires a décidé de transférer le siège à l'adresse 4 rue Jean Engling, L-1466 Luxembourg.

Les administrateurs, et plus particulièrement Monsieur Alain S. GARROS, étaient en charge de la gestion de la société, de la tenue de la comptabilité et de l'établissement des comptes annuels. La société et ses propriétaires lui ont fait confiance.

Or, sur toutes ces années, le sieur GARROS a retiré des sommes importantes sur le compte de la société, mais il n'a rien fait. C'est avec une grande stupéfaction qu'il a été constaté récemment que la société a de facto été laissé à l'abandon, les administrateurs ne se sont plus occupés de rien à partir de 2002, les comptes annuels depuis 2002 n'ont pas été préparés, les comptes ont été vidés. Aussi, le sieur GARROS est décédé.

En date du 15 octobre 2007 les actionnaires ont pris contact avec une nouvelle fiduciaire qui leur a été recommandée par la Banque NATIXIS, précédemment Banque Populaire du Luxembourg SA. En date du 23 novembre 2007, ils ont fait tenir une assemblée générale extraordinaire pardevant Maître Jean-Joseph WAGNER, notaire de résidence à Sanem, assemblée lors de laquelle le siège social de la société a été transféré à L-8070 Bertrange, 10b rue des Mérovingiens, et des nouveaux organes statutaires ont été nommés.

A la plus grande surprise, ce que la société et les actionnaires (et le notaire aussi) ignoraient, c'est que quinze jours plus tôt, le 8 novembre 2007, la société MILO FINANCE SA a été dissoute et mise en liquidation judiciaire sur base de l'article 203 de la loi modifiée sur les sociétés commerciales, au motif que depuis 2002 des comptes annuels n'ont pas été soumis ou publiés, et au motif que son siège a été dénoncé au mois de mai 2007.

II. EN DROIT

1. Sur la nullité de la procédure

Le jugement dont opposition du 8 novembre 2007 mentionne que *« par requête du 28 septembre 2007, Monsieur le Procureur d'Etat demandait à voir prononcer la dissolution et ordonner la liquidation de la société anonyme MILO FINANCE SA.*

Le siège social de cette société ayant été dénoncé, la requête a été publiée conformément aux dispositions de l'article 203 de la loi du 10 août 1915 par extrait dans deux journaux imprimés au Luxembourg en date du 6 octobre 2007.

L'affaire fut utilement retenue à l'audience publique du 18 octobre 2007 devant la sixième chambre, siégeant en matière commerciale, lors de laquelle les débats eurent lieu comme suit ».

Force est cependant de constater que la date de l'audience du 18 octobre 2007 ne figurait pas dans la requête initiale du Parquet et ne semble pas non plus avoir fait l'objet d'une ordonnance (rendu sur ladite requête) par le tribunal ou par son président.

La date d'audience du 18 octobre 2007 ne résultant ni de la requête du Parquet, ni d'une ordonnance subséquente sur cette requête, l'extrait publié en application de l'article 203 de la loi sur les sociétés commerciales, en mentionnant une date d'audience, a mentionné une date d'audience ne figurant dans aucun acte de procédure, de sorte que les annonces du 6 octobre 2007 ne pouvait avoir aucun effet juridique et que l'audience du 18 octobre 2007 elle-même était irrégulière et ne pouvait avoir aucun effet pour la requérante.

La nullité d'un acte introductif d'instance ou d'un autre acte de procédure entraîne la nullité de tous les actes qui ont suivi, donc en l'espèce également la nullité du jugement prononçant la liquidation judiciaire de la société MILO FINANCE SA.

2. Sur la « dénonciation du siège social »

La requête en dissolution du Parquet du 28 septembre 2007 mentionne comme premier motif de demande de la dissolution de la société la « dénonciation de son siège social ». Et les juges ont motivé la dissolution et mise en liquidation de la société également par ce motif.


TIMBRE DE DIMENSION
GRAND-DUCHE DE LUXEMBOURG
2€

Force est cependant de constater que la notion de « *dénonciation de siège social* » n'existe pas. Aux termes de la loi modifiée du 31 mai 1999 régissant la domiciliation des sociétés, seule la notion de « *dénonciation de convention de domiciliation* » existe, et d'après la loi en question, cette notion de la dénonciation de la convention de domiciliation présuppose :

(1) l'existence d'une convention de domiciliation écrite entre la société et le domiciliataire,
(2) la constatation par le domiciliataire de violations imputées aux mandataires,
(3) l'envoi d'une lettre recommandée à cet effet, contenant
(4) les motifs de résiliation.

Le Parquet s'est basé sur un certificat du RC et une mention publiée au RC et au Mémorial C par une société dénommée FIDUCIARE S.A., signée par un dénommé H. Maudarbocus, qui aurait « dénoncé le siège social » de MILO FINANCE SA, sans autrement vérifier les conditions pré-mentionnées de la loi modifiée de 1999.

La partie requérante prend la position que lorsque les conditions en question ne sont pas remplies, pour quelque cause que ce soit d'ailleurs, et faute de décision de l'assemblée générale des actionnaires de la société en application de l'article 1er alinéa 3 des statuts, et faute de décsions du conseil d'administration de la société sur base de l'article 1er alinéa 4 des statuts, la société a continué à avoir son siège social à l'adresse 4 rue Jean Engling à L-1466 Luxembourg, ceci jusqu'au 23 novembre 2007, date à la quelle ce siège a été transféré à Bertrange.

La société n'était donc pas sans domicile connu au sens de l'article 159 de la loi sur les sociétés commerciales.

La mention publiée au RC et au Mémorial C par une société dénommée FIDUCIARE S.A., et signée par un dénommé H. Maudarbocus, qui aurait « dénoncé le siège social » de MILO FINANCE SA, n'a en l'espèce pas pu produire un quelconque effet concerant le siège social de la société. Cette publication de « *dénonciation de siège social* » ne pouvait ainsi pas constituer un motif de dissolution et de mise en liquidation sur base de l''article 203 de la loi modifiée sur les sociétés commerciales.

A titre subsidiaire, il est également important de souligner que les bénéficiaires économiques en ont eu connaissance de cette dénonciation (si une telle dénonciation a eu lieu régulièrement quod non) vers la fin du mois de septembre 2007 après les vacances d'été, et qu'il ont effectué le nécessaire pour transférer le siège à une nouvelle adresse immédiatement.

Ignorant le jugement de mise en liquidation du 8 novembre 2007 et toute la procédure y ayant conduit, une assemblée générale extraordinaire de la société MILO FINANCE SA en date du 23 novembre 2007 a été tenue pardevant le notaire Jean-Joseph WAGNER, et le siège de MILO FINANCE SA a été transféré a Bertrange et des organes statutaires nouveaux ont été mis en place.

Le délai de non-fonctionnement des organes sociaux capable d'entraîner la mise en liquidation judiciaire de la société sur base de l'article 203 est sujet au pouvoir d'appréciation in concreto du tribunal (Cour d'appel, 30 juin 1993, R. n° 14.977, in Sociétés et Associations, Service de la Législation, 2003, p. 180).

Eu égard au fait que la prise de connaissance tardive de la dénonciation du siège, et à la difficulté d'obtenir davantage de renseignements et de documents de la Fiduciaire GRAHAM TURNER SA, le délai nécessaire au transfert du siège social et à la nomination des nouveaux organes statutaires n'est pas à juger comme excessif.

3. Sur l'absence de dépôt de bilans

L'article 203 de la loi modifiée sur les sociétés commerciales dispose que la dissolution d'une société peut être ordonnée si **la société** poursuit des activités contraires à la loi pénale ou si elle contrevient gravement aux dispositions du code de commerce ou des lois régissant les sociétés commerciales.

En l'espèce il y avait 3 personnes qui composaient le conseil d'administration et qui étaient obligés de par la loi de faire préparer les bilans et comptes annuels, de les soumettre à l'assemblée et de les publier. En effet :

Aux termes de l'article 72 de la loi modifiée sur les sociétés commerciales, « *chaque année, **le conseil d'administration** doit dresser un inventaire contenant la déclaration des valeurs mobilières et immobilières et de toutes les dettes actives et passives de la société avec une annexe contenant un résumé, tous ses engagements, ainsi que les dettes des directeurs, administrateurs et commissaires de la société . L'**administration** établit le bilan et le compte de profits et pertes, dans lesquels les amortissements nécessaires doivent être faits* ».

Aux termes de l'article 75 de la même loi, *« le bilan et le compte de profits et pertes, précédé de la mention de la date de la publication des actes constitutifs de la société, doivent, « dans le mois après leur approbation », être publiés aux frais de la société et **par les soins des administrateurs,** conformément au mode déterminé par l'article».*

Le conseil d'administration est un organe statutaire. Il est distinct de la personnalité juridique de la société. La société, quant à elle, n'a pas personnellement violé ces 2 articles de la loi. Il y a lieu, le cas échéant, de sanctionner les administrateurs (notamment ceux personnes physiques) qui de façon totalement irresponsables n'ont pas assumé la mission leur confiée, mais non pas de sanctionner la société ou ses propriétaires qui n'ont violé aucun texte.

Par ailleurs, lorsque comme en l'espèce la société a été prise en otage par la carence totale d'une fiduciaire et de ses responsables hautement négligents, il y a lieu de dire que l'absence de dépôt des bilans et comptes annuels depuis la constitution de la société constitue un événement qui n'est pas imputable à la société, mais indépendant de sa volonté.

Il échet de conclure que la violation de la loi est imputable non pas à la société mais à ses administrateurs, de sorte que l'article 203 n'est en l'espèce pas applicable à la société.


TIMBRE DE DIMENSION
GRAND-DUCHÉ DE LUXEMBOURG
2€

4. Sur l'exécution provisoire

Depuis l'introduction de la loi du 31 mai 1999, les jugements rendus sous l'article 203 de la loi modifiée sur les sociétés commerciales peuvent être rendus exécutoires par provision.

En cas de jugement par défaut ou de contestation des faits alléguées, les juges ne sauraient utiliser la faculté laissé par le législateur, parce que la société défenderesse sera de facto amputée de son droit d'opposition et d'appel, le liquidateur nouvellement nommé n'ayant de toute évidence jamais aucun intérêt à faire opposition ou appel du jugement qui l'a nommé.

En amputant de facto la société de son droit d'opposition et d'appel, le jugement de première instance viole l'article 6 CEDH.

En conséquence, pour le cas où le tribunal ne prononce pas la nullité ou la rétractation du jugement du 8 Novembre 2007, il échet de dire que la dissolution et mise en liquidation n'est pas exécutoire par provision.

PAR CES MOTIFS:

Il est demandé au tribunal de:

recevoir la présente opposition à jugement en la forme,

quant au fond, la dire bien fondée et justifiée,

déclarer nulle et de nul effet la requête en dissolution présentée par le Parquet en date du 28 septembre 2007, sinon la procédure subséquente, et ainsi, déclarer nul et non avenu le jugement prononçant la dissolution et liquidation judiciaire de la société MILO FINANCE SA SA du 8 novembre 2007 qui s'en est suivi,

sinon,

rétracter le jugement n° 1120/07 rendu en date du 8 novembre 2007 pour manque de base légale, sinon pour application non justifiée de l'article 203 de la loi sur les sociétés commerciales,

et,

remettre les parties dans leur état antérieur à la requête en liquidation judiciaire du 28 septembre 2007,

subsidiairement et en tout état de cause,

déclarer et dire qu'il n'y a pas lieu à exécution par provision de la dissolution et de la liquidation judiciaire de la société MILO FINANCE SA

condamner la partie assignée sub.1 à tous les frais et dépens de l'instance,

voire déclarer le jugement à intervenir commun à la partie assignée sub.2,

ordonner tous autres devoirs en la matière,

voir réserver à l'opposante tous autres droits, moyens, dus et actions,

Dont acte.

TIMBRE DE DIMENSION GRAND-DUCHÉ DE LUXEMBOURG 2€

s. Jean-Lou THILL / ~~Carlos CALVO~~

Le présent exploit a été remis par l'huissier de justice soussigné, au destinataire de l'acte, date qu'en tête, dans les conditions indiquées à la rubrique marquée d'une croix et selon les déclarations recueillies, comme il est dit ci-dessous :

MODALITES DE LA REMISE DE L'EXPLOIT

ORIGINAL

- [ ] en son domicile
- [ ] en sa résidence
- [ ] en son siège
- [ ] En son domicile élu chez: ....
- [x] Au siège / domicile du domiciliataire : ..... non élu ... .

DESTINATAIRE DE L'ACTE :

Exp: Jean Lou THILL & Carlos CALVO • 7, rue Pierre Federspiel • L-1026 LUXEMBOURG (B.P. 2625)

Maître Marthe FEYEREISEN
Avocat
10 rue des Capucins

L-1313 LUXEMBOURG (A21036)

A) SIGNIFICATION A PERSONNE

- [ ] En y parlant au destinataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.
- [ ] En y parlant au domicile élu, au mandataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.
- [ ] En y parlant à personne morale :.. (Nom(s), Prénom(s)) (Qualité) ainsi déclaré(e), qui accepte la copie de l'exploit et affirme être habilité(e) à la recevoir.

B) SIGNIFICATION A DOMICILE / SIEGE

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte à personne, la signification s'est faite par la remise de la copie à :

....demeurant à
(Nom(s),Prénom(s)) (Qualité)

- [ ] la même adresse
- [ ] .... (adresse)

ainsi déclaré(e) et de l'âge requis, qui l'a acceptée et a donné récépissé : .... (signature)

Sur quoi l'huissier de justice soussigné lui a remis copie de l'acte sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.
Une autre copie sur papier libre avec l'avis prévu par l'alinéa 5 de l'article 155 du Nouveau Code de Procédure Civile a été laissée sur les lieux sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte dans les formes prévues par les alinéas 2 à 5 de l'article 155 du Nouveau Code de Procédure Civile, étant donné que :

- [x] personne ayant qualité de recevoir copie de l'acte n'a pu être trouvée sur les lieux
- [ ] la personne présente a refusé l'acceptation de l'exploit dans les conditions requises par la Loi
- [ ] la personne présente n'avait pas atteint l'âge de 15 ans
- [ ] la personne présente était le/la requérant(e)
- [ ] ....

Le soussigné a laissé sur les lieux une copie de l'acte avec l'avis prévu par la Loi sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli et une autre copie a en outre été envoyée dans le délai prévu par la Loi avec le même avis par lettre simple au destinataire après avoir vérifié l'adresse du destinataire en:

- [ ] se renseignant au bureau de la population
- [ ] se renseignant au registre de commerce
- [ ] se renseignant auprès des personnes trouvées sur les lieux
- [ ] se renseignant chez les voisins
- [x] vérifiant les inscriptions sur la sonnette, la boîte aux lettres,..............................
- [ ] ....

DATE : 28/12 /2007
Le présent exploit a été signifié par l'huissier de justice marqué d'une croix.

- [x] Jean Lou THILL
- [ ] Carlos CALVO
- [ ] Martine LISÉ

TIMBRE DE DIMENSION — ENREGISTREMENT ET DOMAINES — GRAND-DUCHÉ DE LUXEMBOURG — 2€

Signature de l'huissier de justice

TOUS LES PARAGRAPHES NON MARQUES D'UNE CROIX SONT REPUTES NON ECRITS

Le présent exploit a été remis par l'huissier de justice soussigné, au destinataire de l'acte, date qu'en tête, dans les conditions indiquées à la rubrique marquée d'une croix et selon les déclarations recueillies, comme il est dit ci-dessous :

☐ en son domicile ☐ en sa résidence

☐ en son siège

☐ En son domicile élu chez: ....

☐ Au siège / domicile du domiciliataire :

☒ Parquet ....

MODALITES DE LA REMISE DE L'EXPLOIT
ORIGINAL

DESTINATAIRE DE L'ACTE :

Exp: Jean Lou THILL & Carlos CALVO • 7, rue Pierre Federspiel • L-1026 LUXEMBOURG (B.P. 2625)

Monsieur le procureur d'Etat près le Tribunal d'Arrondissement de Luxembourg

Palais de Justice

L-1841 LUXEMBOURG (A21038)

A) SIGNIFICATION A PERSONNE

☒ En y parlant au destinataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.

☐ En y parlant au domicile élu, au mandataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.

☐ En y parlant à personne morale :.. (Nom(s), Prénom(s)) .... (Qualité)

ainsi déclaré(e), qui accepte la copie de l'exploit et affirme être habilité(e) à la recevoir.

B) SIGNIFICATION A DOMICILE / SIEGE

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte à personne, la signification s'est faite par la remise de la copie à :

.... (Nom(s),Prénom(s)) .... (Qualité) ....demeurant à

☐ la même adresse ☐ .... (adresse)

ainsi déclaré(e) et de l'âge requis, qui l'a acceptée et a donné récépissé : .... (signature)

Sur quoi l'huissier de justice soussigné lui a remis copie de l'acte sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.

Une autre copie sur papier libre avec l'avis prévu par l'alinéa 5 de l'article 155 du Nouveau Code de Procédure Civile a été laissée sur les lieux sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte dans les formes prévues par les alinéas 2 à 5 de l'article 155 du Nouveau Code de Procédure Civile, étant donné que :

☐ personne ayant qualité de recevoir copie de l'acte n'a pu être trouvée sur les lieux

☐ la personne présente a refusé l'acceptation de l'exploit dans les conditions requises par la Loi

☐ la personne présente n'avait pas atteint l'âge de 15 ans

☐ la personne présente était le/la requérant(e)

☐ ....

Le soussigné a laissé sur les lieux une copie de l'acte avec l'avis prévu par la Loi sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli et une autre copie a en outre été envoyée dans le délai prévu par la Loi avec le même avis par lettre simple au destinataire après avoir vérifié l'adresse du destinataire en:

☐ se renseignant au bureau de la population ☐ se renseignant au registre de commerce

☐ se renseignant auprès des personnes trouvées sur les lieux

☐ se renseignant chez les voisins

☐ vérifiant les inscriptions sur la sonnette, la boîte aux lettres, ...

☐ ....

DATE : 28/11/2007

Le présent exploit a été signifié par l'huissier de justice marqué d'une croix

☒ Jean Lou THILL

☐ Carlos CALVO

☐ Martine LISÉ

Signature de l'huissier de justice

TOUS LES PARAGRAPHES NON MARQUES D'UNE CROIX SONT REPUTES NON ECRITS

Enregistré à Luxembourg A.C.
le 31/12/2007
LAC / 2007 / 44092
Reçu: 12€ (douze euros)

pr. Le Receveur,
Sandt Francis

Le présent exploit a été remis par l'huissier de justice soussigné, au destinataire de l'acte, date qu'en tête, dans les conditions indiquées à la rubrique marquée d'une croix et selon les déclarations recueillies, comme il est dit ci-dessous :

☐ en son domicile ☐ en sa résidence

☐ en son siège

☐ En son domicile élu chez:

....

☐ Au siège / domicile du domiciliataire :

☒ ....Parquet....

MODALITES DE LA REMISE DE L'EXPLOIT

ORIGINAL

DESTINATAIRE DE L'ACTE :

Exp: Jean Lou THILL & Carlos CALVO • 7, rue Pierre Federspiel • L-1026 LUXEMBOURG (B.P. 2625)

Monsieur le procureur d'Etat près le Tribunal d'Arrondissement de Luxembourg

Palais de Justice

L-1841 LUXEMBOURG (A21036)

A) SIGNIFICATION A PERSONNE

☒ En y parlant au destinataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.

☐ En y parlant au domicile élu, au mandataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.

☐ En y parlant à personne morale :...
(Nom(s), Prénom(s)) (Qualité)

ainsi déclaré(e), qui accepte la copie de l'exploit et affirme être habilité(e) à la recevoir.

B) SIGNIFICATION A DOMICILE / SIEGE

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte à personne, la signification s'est faite par la remise de la copie à :

....demeurant à
(Nom(s),Prénom(s)) (Qualité)

☐ la même adresse ☐ ....
(adresse)

ainsi déclaré(e) et de l'âge requis, qui l'a acceptée et a donné récépissé : ....
(signature)

Sur quoi l'huissier de justice soussigné lui a remis copie de l'acte sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.
Une autre copie sur papier libre avec l'avis prévu par l'alinéa 5 de l'article 155 du Nouveau Code de Procédure Civile a été laissée sur les lieux sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte dans les formes prévues par les alinéas 2 à 5 de l'article 155 du Nouveau Code de Procédure Civile, étant donné que :

☐ personne ayant qualité de recevoir copie de l'acte n'a pu être trouvée sur les lieux

☐ la personne présente a refusé l'acceptation de l'exploit dans les conditions requises par la Loi

☐ la personne présente n'avait pas atteint l'âge de 15 ans

☐ la personne présente était le/la requérant(e)

☐ ....

Le soussigné a laissé sur les lieux une copie de l'acte avec l'avis prévu par la Loi sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli et une autre copie a en outre été envoyée dans le délai prévu par la Loi avec le même avis par lettre simple au destinataire après avoir vérifié l'adresse du destinataire en:

☐ se renseignant au bureau de la population ☐ se renseignant au registre de commerce

☐ se renseignant auprès des personnes trouvées sur les lieux

☐ se renseignant chez les voisins

☐ vérifiant les inscriptions sur la sonnette, la boîte aux lettres,.................................

☐ ....

DATE : 28/11/2007

Le présent exploit a été signifié par l'huissier de justice marqué d'une croix

☒ Jean Lou THILL

☐ Carlos CALVO

☐ Martine LISÉ

ENREGISTREMENT ET DOMAINES — TIMBRE DE DIMENSION — 2 €

Signature de l'huissier de justice

et pour autant que de besoin,

3. la société anonyme **MILO FINANCE SA**, déclarée dissoute et mise en liquidation judiciaire suivant jugement n° 1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007, ayant eu son siège social à L-1466 Luxembourg, 4 rue Jean Engling, actuellement à L-8070 Bertrange, 10B rue des Mérovingiens, inscrite au registre de commerce et des sociétés de Luxembourg sous le numéro B 63.568,

que par la présente les parties requérantes sont tierces-opposantes comme de fait elles s'opposent à un jugement portant le n° 1120/07 rendu en date du 8 novembre 2007 par le Tribunal d'Arrondissement de et à Luxembourg, siégeant en matière commerciale, statuant par défaut à leur égard, et à son exécution, et dont le dispositif est conçu comme suit :

*"**Par ces motifs** :*

le Tribunal d'Arrondissement de et à Luxembourg, sixième chambre, siégeant en matière commerciale, statuant par un jugement par défaut à l'égard de la société concernée, le Ministère Public entendu en ses conclusions,

***reçoit** la requête en la forme ;*

***déclare** dissoute la société anonyme MILO FINANCE SA, dont le siège social à L-1466 Luxembourg, 2, rue Jean-Engling, a été dénoncé en date du 29 mai 2007 ;*

*en **ordonne** la liquidation ;*

***déclare** applicables les dispositions légales relatives à la liquidation de la faillite ;*

***nomme** juge-commissaire Monsieur Jean-Paul MEYERS, juge au Tribunal d'Arrondissement de et à Luxembourg, et désigne comme liquidateur Maître Marthe FEYEREISEN, avocat, demeurant à Luxembourg,*

***ordonne** aux créanciers de faire au greffe du Tribunal de commerce de ce siège la déclaration du montant de leurs créances avant le 28 novembre 2007 ;*

***ordonne** que les scellés seront apposés au siège social de la société et partout ailleurs où besoin en sera, à moins que l'inventaire ne puisse être terminé en un seul jour, auquel cas il y sera procédé sans apposition préalable ;*

***ordonne** la publication du présent jugement par extrait au Mémorial, ainsi que dans les journaux Luxemburger Wort et Tageblatt ;*

***ordonne** l'exécution provisoire du présent jugement ;*

***met** les frais à charge de la société, sinon, en cas d'absence ou d'insuffisance d'actif, à charge du Trésor ».*

Et, pour voir statuer sur le mérite du présent acte de tierce-opposition, j'ai huissier de justice susdit et soussigné, à même requête et élection de domicile que ci-dessus,

donné assignation à :

(1) **Monsieur le Procureur d'Etat** près le tribunal d'arrondissement de et à Luxembourg, Palais de Justice, Luxembourg,

(2) **Maître Marthe FEYEREISEN,** avocat à la Cour, demeurant à L-1313 Luxembourg, 10 rue des Capucins, prise en sa qualité de liquidateur judiciaire de la société anonyme PENNY HOLDING SA, nommée suivant jugement n° 1121/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007,

et pour autant que de besoin,

(3) la société anonyme **MILO FINANCE SA**, déclarée dissoute et mise en liquidation judiciaire suivant jugement n° 1120/07 rendu par le Tribunal d'Arrondissement siégeant en matière commerciale en date du 8 novembre 2007, ayant eu son siège social à L-1466 Luxembourg, 4 rue Jean Engling, actuellement à L-8070 Bertrange, 10B rue des Mérovingiens, inscrite au registre de commerce et des sociétés de Luxembourg sous le numéro B 63.568,

*à comparaître **le vendredi 25 janvier 2008 à 9.00 heures du matin** date à laquelle l'affaire sera appelée, devant le Tribunal d'Arrondissement de et à Luxembourg, siégeant en matière commerciale, en son local ordinaire des audiences, 7, rue du St Esprit, 1er étage, salle no 1,*

avec information aux parties assignées qu'un procès leur est intenté pour les raisons ci-après exposées, devant le Tribunal d'Arrondissement de et à Luxembourg siégeant en matière commerciale, pour faire annuler sinon rétracter le jugement précité pour les raisons ci-après exposées,

qu'à défaut de comparution, et si la signification ou notification de la présente assignation est faite à personne, le jugement à intervenir sera réputé contradictoire, conformément aux articles 79 et 80 du nouveau code de procédure civile,

que conformément à l'article 553 du Nouveau code de procédure civile les parties assignées peuvent se faire assister ou représenter par un avocat, leur conjoint, leur partenaire au sens de la loi du 9 juillet 2004 relative aux effets légaux de certains partenariats leurs parents ou alliés en ligne directe ou en ligne collatérale jusqu'au troisième degré inclus, ainsi que par les personnes exclusivement attachées à leur service personnel ou à leur entreprise, étant précisé que le représentant non avocat devra justifier d'un pouvoir spécial.

OBJET DE LA DEMANDE :

I. LES FAITS

La société MILO FINANCE SA a été constituée par acte notarié de Maître André SCHWACHTGEN, notaire de résidence à Luxembourg, en date du 6 mars 1998. Selon l'article 1er des statuts, le siège social a été établi à Luxembourg, et lors de l'assemblée constitutive, le même jour, les fondateurs et premiers actionnaires de l'époque ont fixé le siège à l'adresse 2 rue Jean Engling, L-1466 Luxembourg.

Lors de l'assemblée constitutive, ont été appelés aux fonctions d'administrateurs, les deux fondateurs Monsieur Alain S. GARROS et la société anonyme PENNY HOLDING SA ainsi qu'un dénommé Fabio PEZZERA. La société GRAHAM TURNER SA a été appelée aux fonctions de commissaire aux comptes de la société. Les mandats ont été reconduits 2 fois en 2003 et 2005, sauf que la société GRAHAM TURNER Ltd a été appelée aux fonctions de commissaire aux comptes de la société.

PENNY HOLDING SA est toujours restée l'actionnaire de 99,99 % des actions de la société. La propriété de l'intégralité des actions de la société PENNY HOLDING a été reprise après la constitution de celle-ci par les requérants qui en sont encore propriétaires à ce jour, et qui sont donc les bénéficiaires ultimes et en quelque sorte les propriétaires de MILO FINANCE SA.

En date du 26 janvier 2004, une assemblée des actionnaires a décidé de transférer le siège à l'adresse 4 rue Jean Engling, L-1466 Luxembourg.

Les administrateurs, et plus particulièrement Monsieur Alain S. GARROS, étaient en charge de la gestion de la société, de la tenue de la comptabilité et de l'établissement des comptes annuels. La société et ses propriétaires lui ont fait confiance.

Or, sur toutes ces années, le sieur GARROS a retiré des sommes importantes sur le compte de la société, mais il n'a rien fait. C'est avec une grande stupéfaction qu'il a été constaté récemment que la société a de facto été laissé à l'abandon, les administrateurs ne se sont plus occupés de rien à partir de 2002, les comptes annuels depuis 2002 n'ont pas été préparés, les comptes ont été vidés. Aussi, le sieur GARROS est décédé.

En date du 15 octobre 2007 les requérants ont pris contact avec une nouvelle fiduciaire qui leur a été recommandée par la Banque NATIXIS, précédemment Banque Populaire du Luxembourg SA. En date du 23 novembre 2007, ils ont fait tenir une assemblée générale extraordinaire pardevant Maître Jean-Joseph WAGNER, notaire de résidence à Sanem, assemblée lors de laquelle le siège social de la société a été transféré à L-8070 Bertrange, 10b rue des Mérovingiens, et des nouveaux organes statutaires ont été nommés.

A la plus grande surprise, ce que les requérants (et le notaire aussi) ignoraient, c'est que quinze jours plus tôt, le 8 novembre 2007, la société MILO FINANCE SA a été dissoute et mise en liquidation judiciaire sur base de l'article 203 de la loi modifiée sur les sociétés commerciales, au motif que depuis 2002 des comptes annuels n'ont pas été soumis ou publiés, et au motif que son siège a été dénoncé au mois de mai 2007.

II. EN DROIT

1. Sur la nullité de la procédure

Le jugement dont opposition du 8 novembre 2007 mentionne que *« par requête du 28 septembre 2007, Monsieur le Procureur d'Etat demandait à voir prononcer la dissolution et ordonner la liquidation de la société anonyme MILO FINANCE SA.*

Le siège social de cette société ayant été dénoncé, la requête a été publiée conformément aux dispositions de l'article 203 de la loi du 10 août 1915 par extrait dans deux journaux imprimés au Luxembourg en date du 6 octobre 2007.

L'affaire fut utilement retenue à l'audience publique du 18 octobre 2007 devant la sixième chambre, siégeant en matière commerciale, lors de laquelle les débats eurent lieu comme suit ».

Force est cependant de constater que la date de l'audience du 18 octobre 2007 ne figurait pas dans la requête initiale du Parquet et ne semble pas non plus avoir fait l'objet d'une ordonnance (rendu sur ladite requête) par le tribunal ou par son président.

La date d'audience du 18 octobre 2007 ne résultant ni de la requête du Parquet, ni d'une ordonnance subséquente sur cette requête, l'extrait publié en application de l'article 203 de la loi sur les sociétés commerciales, en mentionnant une date d'audience, a mentionné une date d'audience ne figurant dans aucun acte de procédure, de sorte que les annonces du 6 octobre 2007 ne pouvait avoir aucun effet juridique et que l'audience du 18 octobre 2007 elle-même était irrégulière et ne pouvait avoir aucun effet.

La nullité d'un acte introductif d'instance ou d'un autre acte de procédure entraîne la nullité de tous les actes qui ont suivi, donc en l'espèce également la nullité du jugement prononçant la liquidation judiciaire de la société MILO FINANCE SA.

2. Sur la « dénonciation du siège social »

La requête en dissolution du Parquet du 28 septembre 2007 mentionne comme premier motif de demande de la dissolution de la société la « dénonciation de son siège social ». Et les juges ont motivé la dissolution et mise en liquidation de la société également par ce motif.



Force est cependant de constater que la notion de « *dénonciation de siège social* » n'existe pas. Aux termes de la loi modifiée du 31 mai 1999 régissant la domiciliation des sociétés, seule la notion de « *dénonciation de convention de domiciliation* » existe, et d'après la loi en question, cette notion de la dénonciation de la convention de domiciliation présuppose :

(1) l'existence d'une convention de domiciliation écrite entre la société et le domiciliataire,
(2) la constatation par le domiciliataire des violations imputées aux mandataires,
(3) l'envoi d'une lettre recommandée à cet effet, contenant
(4) les motifs de résiliation.

Le Parquet s'est basé sur un certificat du RC et une mention publiée au RC et au Mémorial C par une société dénommée FIDUCIARE S.A., signée par un dénommé H. Maudarbocus, qui aurait « dénoncé le siège social » de MILO FINANCE SA, sans autrement vérifier les conditions pré-mentionnées de la loi modifiée de 1999.

Les parties requérantes prennent la position que lorsque les conditions en question ne sont pas remplies, pour quelque cause que ce soit d'ailleurs; et faute de décision de l'assemblée générale des actionnaires de la société en application de l'article 1er alinéa 3 des statuts, et faute de décision du conseil d'administration de la société sur base de l'article 1er alinéa 4 des statuts, la société a continué à avoir son siège social à l'adresse 4 rue Jean Engling à L-1466 Luxembourg, ceci jusqu'au 23 novembre 2007, date à la quelle ce siège a été transféré à Bertrange.

La société n'était donc pas sans domicile connu au sens de l'article 159 de la loi sur les sociétés commerciales.

La mention publiée au RC et au Mémorial C par une société dénommée FIDUCIARE S.A., et signée par un dénommé H. Maudarbocus, qui aurait « dénoncé le siège social » de MILO FINANCE SA, n'a en l'espèce pas pu produire un quelconque effet concerant le siège social de la société. Cette publication de « *dénonciation de siège social* » ne pouvait ainsi pas constituer au motif de dissolution et de mise en liquidation sur base de l''article 203 de la loi modifiée sur les sociétés commerciales.

A titre subsidiaire, il est également important de souligner que les bénéficiaires économiques en ont eu connaissance de cette dénonciation (si une telle dénonciation a eu lieu régulièrement quod non) vers la fin du mois de septembre 2007 après les vacances d'été, et qu'il ont effectué le nécessaire pour transférer le siège à une nouvelle adresse immédiatement.

Ignorant le jugement de mise en liquidation du 8 novembre 2007 et toute la procédure y ayant conduit, une assemblée générale extraordinaire de la société MILO FINANCE SA en date du 23 novembre 2007 a été tenue pardevant le notaire Jean-Joseph WAGNER, et le siège de MILO FINANCE SA a été transféré a Bertrange et des organes statutaires nouveaux ont été mis en place.

Le délai de non-fonctionnement des organes sociaux capable d'entraîner la mise en liquidation judiciaire de la société sur base de l'article 203 est sujet au pouvoir d'appréciation in concreto du tribunal (Cour d'appel, 30 juin 1993, R. n° 14.977, in Sociétés et Associations, Service de la Législation, 2003, p. 180).

Eu égard au fait que la prise de connaissance tardive de la dénonciation du siège, et à la difficulté d'obtenir davantage de renseignements et de documents de la Fiduciaire GRAHAM TURNER SA, le délai nécessaire au transfert du siège social et à la nomination des nouveaux organes statutaires n'est pas à juger comme excessif.

3. Sur l'absence de dépôt de bilans

L'article 203 de la loi modifiée sur les sociétés commerciales dispose que la dissolution d'une société peut être ordonnée si **la société** poursuit des activités contraires à la loi pénale ou si elle contrevient gravement aux dispositions du code de commerce ou des lois régissant les sociétés commerciales.

En l'espèce il y avait 3 personnes qui composaient le conseil d'administration et qui étaient obligés de par la loi de faire préparer les bilans et comptes annuels, de les soumettre à l'assemblée et de les publier. En effet :

Aux termes de l'article 72 de la loi modifiée sur les sociétés commerciales, « *chaque année, **le conseil d'administration** doit dresser un inventaire contenant la déclaration des valeurs mobilières et immobilières et de toutes les dettes actives et passives de la société avec une annexe contenant un résumé, tous ses engagements, ainsi que les dettes des directeurs, administrateurs et commissaires de la société . L'**administration** établit le bilan et le compte de profits et pertes, dans lesquels les amortissements nécessaires doivent être faits* ».

Aux termes de l'article 75 de la même loi, *« le bilan et le compte de profits et pertes, précédé de la mention de la date de la publication des actes constitutifs de la société, doivent, « dans le mois après leur approbation », être publiés aux frais de la société et **par les soins des administrateurs,** conformément au mode déterminé par l'article».*

Le conseil d'administration est un organe statutaire. Il est distinct de la personnalité juridique de la société. La société, quant à elle, n'a pas personnellement violé ces 2 articles de la loi. Il y a lieu, le cas échéant, de sanctionner les administrateurs (notamment ceux personnes physiques) qui de façon totalement irresponsables n'ont pas assumé la mission leur confiée, mais non pas de sanctionner la société ou ses propriétaires qui n'ont violé aucun texte.

Par ailleurs, lorsque comme en l'espèce la société a été prise en otage par la carence totale d'une fiduciaire et de ses responsables hautement négligents, il y a lieu de dire que l'absence de dépôt des bilans et comptes annuels depuis la constitution de la société constitue un événement qui n'est pas imputable à la société, mais indépendant de sa volonté.

Il échet de conclure que la violation de la loi est imputable non pas à la société mais à ses administrateurs, de sorte que l'article 203 n'est en l'espèce pas applicable à la société.


TIMBRE DE DIMENSION
GRAND-DUCHÉ DE LUXEMBOURG
2€

4. Sur l'exécution provisoire

Depuis l'introduction de la loi du 31 mai 1999, les jugements rendus sous l'article 203 de la loi modifiée sur les sociétés commerciales peuvent être rendus exécutoires par provision.

En cas de jugement par défaut ou de contestation des faits alléguées, les juges ne sauraient utiliser la faculté laissé par le législateur, parce que la société défenderesse sera de facto amputée de son droit d'opposition et d'appel, le liquidateur nouvellement nommé n'ayant de toute évidence jamais aucun intérêt à faire opposition ou appel du jugement qui l'a nommé.

En amputant de facto la société de son droit d'opposition et d'appel, le jugement de première instance viole l'article 6 CEDH.

En conséquence, pour le cas où le tribunal ne prononce pas la nullité ou la rétractation du jugement du 8 Novembre 2007, il échet de dire que la dissolution et mise en liquidation n'est pas exécutoire par provision.

PAR CES MOTIFS:

Il est demandé au tribunal de:

recevoir la présente opposition à jugement en la forme,

quant au fond, la dire bien fondée et justifiée,

déclarer nulle et de nul effet la requête en dissolution présentée par le Parquet en date du 28 septembre 2007, sinon la procédure subséquente, et ainsi, déclarer nul et non avenu le jugement prononçant la dissolution et liquidation judiciaire de la société MILO FINANCE SA SA du 8 novembre 2007 qui s'en est suivi,

sinon,

rétracter sinon réformer le jugement n° 1120/07 rendu en date du 8 novembre 2007 pour manque de base légale, sinon pour application non justifiée de l'article 203 de la loi sur les sociétés commerciales,

et,

remettre les parties dans leur état antérieur à la requête en liquidation judiciaire du 28 septembre 2007,

subsidiairement et en tout état de cause,

déclarer et dire qu'il n'y a pas lieu à exécution par provision de la dissolution et de la liquidation judiciaire de la société MILO FINANCE SA

condamner la partie assignée sub.1 à tous les frais et dépens de l'instance,

voire déclarer le jugement à intervenir commun à la partie assignée sub.2,

ordonner tous autres devoirs en la matière,

voir réserver à l'opposante tous autres droits, moyens, dus et actions,

Dont acte.

COUT DE L'ACTE

Droit: 75,00
Voy. : 19,28
Adres: 15,00
Timb.: 52,00
Enreg: 12,00
TVA : 16,39

TOTAL: 189,67

Copie: 37,50
TVA : 5,63
Port : 6,00

TOTAL: 238,80


TIMBRE DE DIMENSION
LUXEMBOURG
2€

Référence de l'huissier :
A21037
06457

s. Jean-Lou THILL / ~~Carlos CALVO~~

Le présent exploit a été remis par l'huissier de justice soussigné, au destinataire de l'acte, date qu'en tête, dans les conditions indiquées à la rubrique marquée d'une croix et selon les déclarations recueillies, comme il est dit ci-dessous :

MODALITES DE LA REMISE DE L'EXPLOIT

ORIGINAL

- [ ] en son domicile
- [ ] en sa résidence
- [x] en son siège d° [illegible]
- [ ] En son domicile élu chez:

....

- [ ] Au siège / domicile du domiciliataire :

....

DESTINATAIRE DE L'ACTE :

Exp: Jean Lou THILL & Carlos CALVO • 7, rue Pierre Federspiel • L-1026 LUXEMBOURG (B.P. 2625)

S.A. MILO FINANCE
société anonyme
10B, rue des Mérovingiens

L-8070 BERTRANGE (A21037)

VÉRIFIÉ LE 27 DEC. 2007

A) SIGNIFICATION A PERSONNE

- [ ] En y parlant au destinataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.
- [ ] En y parlant au domicile élu, au mandataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.
- [ ] En y parlant à personne morale :.. (Nom(s), Prénom(s)) (Qualité)

ainsi déclaré(e), qui accepte la copie de l'exploit et affirme être habilité(e) à la recevoir.

B) SIGNIFICATION A DOMICILE / SIEGE

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte à personne, la signification s'est faite par la remise de la copie à :

....demeurant à
(Nom(s),Prénom(s)) (Qualité)

- [ ] la même adresse
- [ ] .... (adresse)

ainsi déclaré(e) et de l'âge requis, qui l'a acceptée et a donné récépissé : .... (signature)

Sur quoi l'huissier de justice soussigné lui a remis copie de l'acte sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.
Une autre copie sur papier libre avec l'avis prévu par l'alinéa 5 de l'article 155 du Nouveau Code de Procédure Civile a été laissée sur les lieux sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte dans les formes prévues par les alinéas 2 à 5 de l'article 155 du Nouveau Code de Procédure Civile, étant donné que :

- [x] personne ayant qualité de recevoir copie de l'acte n'a pu être trouvée sur les lieux
- [ ] la personne présente a refusé l'acceptation de l'exploit dans les conditions requises par la Loi
- [ ] la personne présente n'avait pas atteint l'âge de 15 ans
- [ ] la personne présente était le/la requérant(e)
- [ ] ....

Le soussigné a laissé sur les lieux une copie de l'acte avec l'avis prévu par la Loi sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli et une autre copie a en outre été envoyée dans le délai prévu par la Loi avec le même avis par lettre simple au destinataire après avoir vérifié l'adresse du destinataire en:

- [ ] se renseignant au bureau de la population
- [x] se renseignant au registre de commerce pas de [illegible]
- [ ] se renseignant auprès des personnes trouvées sur les lieux
- [ ] se renseignant chez les voisins
- [ ] vérifiant les inscriptions sur la sonnette, la boîte aux lettres,..........................
- [ ] ....

DATE : 28/12/2007
Le présent exploit a été signifié par l'huissier de justice marqué d'une croix

- [x] Jean Lou THILL
- [ ] Carlos CALVO
- [ ] Martine LISÉ

Signature de l'huissier de justice

Le présent exploit a été remis par l'huissier de justice soussigné, au destinataire de l'acte, date qu'en tête, dans les conditions indiquées à la rubrique marquée d'une croix et selon les déclarations recueillies, comme il est dit ci-dessous :

MODALITES DE LA REMISE DE L'EXPLOIT
ORIGINAL

☐ en son domicile ☐ en sa résidence

☐ en son siège

☐ En son domicile élu chez:

....

☐ Au siège / domicile du domiciliataire :

☒ Bonnet

DESTINATAIRE DE L'ACTE :

Exp: Jean Lou THILL & Carlos CALVO • 7, rue Pierre Federspiel • L-1026 LUXEMBOURG (B.P. 2625)

Monsieur le procureur d'Etat près le Tribunal d'Arrondissement de Luxembourg

Palais de Justice

L-1841 LUXEMBOURG (A21037)

A) SIGNIFICATION A PERSONNE

☒ En y parlant au destinataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.

☐ En y parlant au domicile élu, au mandataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.

☐ En y parlant à personne morale :...
(Nom(s), Prénom(s)) (Qualité)

ainsi déclaré(e), qui accepte la copie de l'exploit et affirme être habilité(e) à la recevoir.

B) SIGNIFICATION A DOMICILE / SIEGE

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte à personne, la signification s'est faite par la remise de la copie à :

....demeurant à
(Nom(s),Prénom(s)) (Qualité)

☐ la même adresse ☐ ....
(adresse)

ainsi déclaré(e) et de l'âge requis, qui l'a acceptée et a donné récépissé : ....
(signature)

Sur quoi l'huissier de justice soussigné lui a remis copie de l'acte sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.
Une autre copie sur papier libre avec l'avis prévu par l'alinéa 5 de l'article 155 du Nouveau Code de Procédure Civile a été laissée sur les lieux sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte dans les formes prévues par les alinéas 2 à 5 de l'article 155 du Nouveau Code de Procédure Civile, étant donné que :

☐ personne ayant qualité de recevoir copie de l'acte n'a pu être trouvée sur les lieux

☐ la personne présente a refusé l'acceptation de l'exploit dans les conditions requises par la Loi

☐ la personne présente n'avait pas atteint l'âge de 15 ans

☐ la personne présente était le/la requérant(e)

☐ ....

Le soussigné a laissé sur les lieux une copie de l'acte avec l'avis prévu par la Loi sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli et une autre copie a en outre été envoyée dans le délai prévu par la Loi avec le même avis par lettre simple au destinataire après avoir vérifié l'adresse du destinataire en:

☐ se renseignant au bureau de la population ☐ se renseignant au registre de commerce

☐ se renseignant auprès des personnes trouvées sur les lieux

☐ se renseignant chez les voisins

☐ vérifiant les inscriptions sur la sonnette, la boîte aux lettres,..

☐ ....

DATE : 28/12/2007

Le présent exploit a été signifié par l'huissier de justice marqué d'une croix

☒ Jean Lou THILL

☐ Carlos CALVO

☐ Martine LISÉ

Signature de l'huissier de justice

TOUS LES PARAGRAPHES NON MARQUES D'UNE CROIX SONT REPUTES NON ECRITS

Le présent exploit a été remis par l'huissier de justice soussigné, au destinataire de l'acte, date qu'en tête, dans les conditions indiquées à la rubrique marquée d'une croix et selon les déclarations recueillies, comme il est dit ci-dessous :

- [ ] en son domicile
- [ ] en sa résidence
- [ ] en son siège
- [ ] En son domicile élu chez: ....
- [x] Au siège / domicile du domiciliataire : ....

MODALITES DE LA REMISE DE L'EXPLOIT

ORIGINAL

DESTINATAIRE DE L'ACTE :

Exp: Jean Lou THILL & Carlos CALVO • 7, rue Pierre Federspiel • L-1026 LUXEMBOURG (B.P. 2625)

Maître Marthe FEYEREISEN
Avocat
10 rue des Capucins

L-1313 LUXEMBOURG (A21037)

A) SIGNIFICATION A PERSONNE

- [ ] En y parlant au destinataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.
- [ ] En y parlant au domicile élu, au mandataire lui-même, ainsi déclaré(e) et qui accepte la copie de l'acte.
- [ ] En y parlant à personne morale :.......... (Nom(s), Prénom(s)) .... (Qualité)

ainsi déclaré(e), qui accepte la copie de l'exploit et affirme être habilité(e) à la recevoir.

B) SIGNIFICATION A DOMICILE / SIEGE

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte à personne, la signification s'est faite par la remise de la copie à :

.... (Nom(s),Prénom(s)) .... (Qualité) ....demeurant à

- [ ] la même adresse
- [ ] .... (adresse)

ainsi déclaré(e) et de l'âge requis, qui l'a acceptée et a donné récépissé : .... (signature)

Sur quoi l'huissier de justice soussigné lui a remis copie de l'acte sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.
Une autre copie sur papier libre avec l'avis prévu par l'alinéa 5 de l'article 155 du Nouveau Code de Procédure Civile a été laissée sur les lieux sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli.

Attendu que l'huissier de justice soussigné n'a pu signifier l'acte dans les formes prévues par les alinéas 2 à 5 de l'article 155 du Nouveau Code de Procédure Civile, étant donné que :

- [x] personne ayant qualité de recevoir copie de l'acte n'a pu être trouvée sur les lieux
- [ ] la personne présente a refusé l'acceptation de l'exploit dans les conditions requises par la Loi
- [ ] la personne présente n'avait pas atteint l'âge de 15 ans
- [ ] la personne présente était le/la requérant(e)
- [ ] ....

Le soussigné a laissé sur les lieux une copie de l'acte avec l'avis prévu par la Loi sous enveloppe fermée ne portant que l'indication des nom(s), prénom(s), qualité/forme juridique et adresse du destinataire et le cachet de l'huissier de justice apposé sur la fermeture du pli et une autre copie a en outre été envoyée dans le délai prévu par la Loi avec le même avis par lettre simple au destinataire après avoir vérifié l'adresse du destinataire en:

- [ ] se renseignant au bureau de la population
- [ ] se renseignant au registre de commerce
- [ ] se renseignant auprès des personnes trouvées sur les lieux
- [ ] se renseignant chez les voisins
- [x] vérifiant les inscriptions sur la sonnette, la boîte aux lettres,..........
- [ ] ....

DATE : 28/12/2007

Le présent exploit a été signifié par l'huissier de justice marqué d'une croix.

- [x] Jean Lou THILL
- [ ] Carlos CALVO
- [ ] Martine LISÉ

....
Signature de l'huissier de justice

TOUS LES PARAGRAPHES NON MARQUES D'UNE CROIX SONT REPUTES NON ECRITS

Enregistré à Luxembourg A.C.
le 31/12/2007
LAC / 2007 / 44091
Reçu: 12€ (douze euros)

pr Le Receveur,
Sandt Francis

Les affaires furent inscrites sous les numéros 112712 et 112716 du rôle pour l'audience publique du 25 janvier 2008 devant la deuxième chambre et remises à celle du 29 janvier 2008 devant la sixième chambre, siégeant en matière commerciale.

Les affaires furent retenues à l'audience publique du 6 mars 2008, lors de laquelle les débats eurent lieu comme suit :

Maître Andreas KOMNINOS exposa les moyens de ses parties.

Maître Marthe FEYEREISEN, en sa qualité de liquidateur, répliqua et exposa ses moyens.

Le représentant du Ministère Public répliqua et exposa ses moyens.

Sur ce, le tribunal prit les affaires en délibéré et rendit à l'audience publique de ce jour le

Jugement

qui suit :

Par jugement du 8 novembre 2007, le tribunal d'arrondissement de et à Luxembourg, siégeant en matière commerciale, statuant sur une requête de Monsieur le Procureur d'Etat du 28 septembre 2007, par défaut à l'égard de la société anonyme Milo Finance s.a., a déclaré dissoute cette société et en a ordonné la liquidation. Ce jugement a encore déclaré applicables les règles de la liquidation de la faillite, nommé juge-commissaire Monsieur Jean-Paul Meyers et liquidateur Maître Marthe Feyereisen, ordonné aux créanciers de ladite société de faire la déclaration de leurs créances avant le 28 novembre 2007, ordonné l'apposition des scellés au siège social de la société, à moins que l'inventaire ne puisse être terminé en un seul jour, ordonné la publication de ce jugement par extrait au Mémorial ainsi que dans les journaux Luxemburger Wort et Tageblatt. Le tribunal a, finalement, ordonné l'exécution provisoire de ce jugement et mis les frais à charge de la société, sinon, en cas d'absence ou d'insuffisance d'actif, à charge du Trésor.

Par acte d'huissier de justice du 28 décembre 2007, la société Milo Finance, « représentée par son conseil d'administration en fonctions », a relevé opposition contre le prédit jugement, demandant à voir déclarer nuls la requête introductive d'instance et le prédit jugement de liquidation, sinon voir rétracter ledit jugement de liquidation et remettre les parties en l'état antérieur, sinon et en tout état de cause, voir dire qu'il n'y a pas lieu à exécution provisoire, les frais étant à charge du Ministère Public.

Par acte d'huissier de justice du 15 janvier 2008, Jean-Claude Mas, Dominique Lucciardi et la société Penny Holding ont relevé tierce-opposition contre le prédit jugement, formulant les mêmes demandes.

Il y a lieu de joindre les rôles 112712 et 112716 pour les toiser par un seul et même jugement.

En effet, les deux demandes tendent à la même fin et se basent sur les mêmes arguments et moyens en droit, de sorte que la jonction s'impose dans l'intérêt d'une bonne administration de la justice. L'opposition à la jonction formulée par l'opposante et les tierce-opposants est à rejeter, dans la mesure où ils ne présentent aucun argument contre une telle jonction, hormis la circonstance que les cas d'ouverture procéduraux des deux oppositions ressortent de deux articles différents du Nouveau Code de Procédure Civile.

La société Milo Finance, les consorts Mas-Lucciardi et la société Penny Holding exposent à l'appui de leurs opposition et tierce-opposition que la société Milo Finance a été constituée le 6 mars 1998 par Monsieur Alain Garros, la société Penny Holding et Monsieur Pezzera pour compte des consorts Mas-Lucciardi, qui en sont depuis toujours les bénéficiaires économiques, que la société Penny Holding a été et est toujours actionnaire à 99,99 % de la société Milo Finance et que les consorts Mas-Lucciardi ont « repris » l'intégralité des actions de la société Penny Holding, que Monsieur Garros a agi comme prête-nom pour les consorts Mas-Lucciardi et qu'il a retiré des sommes importantes du compte de la société, et qu'en date du 23 novembre 2007, ignorant tout de la mise en liquidation de la société, la société Penny Holding a transféré le siège de la société Milo Finance à une nouvelle adresse et nommé de nouveaux organes statutaires.

Ils avancent que le délai pour former opposition, respectivement tierce-opposition, contre un jugement de mise en liquidation est déterminé suivant les règles ordinaires de la procédure civile/commerciale et qu'en l'absence de notification ou de signification du jugement en question, aucun délai n'a pu courir, de sorte que les voies de recours ont été valablement formées.

L'opposante avance que sa personnalité morale subsiste pour les besoins de la liquidation et qu'elle conserve, malgré l'exécution provisoire de la décision de mise en liquidation, le pouvoir de critiquer le jugement et que pour exercer ce droit de recours elle est valablement représentée soit par l'ancien conseil d'administration, soit par le nouveau conseil d'administration nommé lors de l'assemblée de novembre 2007. Elle estime avoir un intérêt direct et personnel à former opposition.

La tierce-opposante Penny Holding s.a. avance que malgré sa mise en liquidation en date du 8 novembre 2007, elle a intérêt, capacité et pouvoir pour agir en l'espèce, dans la mesure où sa personnalité morale subsiste pour les besoins de sa liquidation, que son ancien, sinon son nouveau conseil d'administration nommé lors de l'assemblée du 23 novembre 2007 la représente valablement et qu'elle est actionnaire très largement majoritaire de la société Milo Finance. Elle estime qu'aucun acte de cession de parts n'est intervenu suite à la constitution de la société Milo Finance et que la promesse de cession

d'actifs signée entre les sieurs Garros et Mas n'établit nullement que la société Graham Turner s.a. (BVI) serait effectivement l'actionnaire unique de la société Milo Finance, que ce document ne constitue pas d'aveu extra-judiciaire, que la société Penny Holding n'y est pas partie et que ladite cession est le résultat d'un chantage opéré par Alain Garros contre son client Jean-Claude Mas, ce qui est établi par attestation testimoniale et par le fait que le prix de la cession est dérisoire par rapport à la valeur réelle de la société Milo Finance.

Les tierce-opposants Jean-Claude Mas et Dominique Lucciardi estiment que leur qualité pour agir résulte de leur qualité de « bénéficiaires économiques ultimes » de la société Milo Finance, telle que documentée par le certificat de la banque Natixis du 18 janvier 1999.

L'opposante et les tierce-opposants concluent à la « nullité de la procédure » au motif que les annonces dans la presse du 6 octobre 2007 ne pouvaient avoir aucun effet juridique dans la mesure où elles mentionnaient « une date d'audience ne figurant dans aucun acte de procédure » et qui n'étaient pas fixée par une « ordonnance du tribunal ou du président ».

L'opposante et les tierce-opposants arguent encore que la « notion de "dénonciation de siège social" n'existe pas », seule une convention de domiciliation pouvant être dénoncée et non pas « le siège », que la société Milo Finance n'ayant jamais conclu de convention de domiciliation, un tel contrat n'a pas pu être dénoncé, de sorte que la société a continué à avoir son siège social à l'adresse indiquée dans les statuts et elle n'était pas sans domicile connu au sens de l'article 159 de la loi sur les sociétés commerciales et qu'en conséquence la « dénonciation de siège social » publiée ne peut constituer un motif de dissolution. Ils soulignent à titre subsidiaire que depuis la fin du mois de novembre 2007, la société Milo Finance a valablement transféré son siège social, le délai de régularisation n'étant pas à juger comme excessif en raison du fait que les actionnaires n'avaient pas été informés de la dénonciation.

En ce qui concerne l'absence de dépôt de bilans, l'opposante et les tierce-opposants estiment que dans la mesure où il incombe au conseil d'administration d'établir et de publier les comptes de la société, c'est cet organe social qui a commis une faute et non pas la société elle-même, de sorte qu'il y a lieu de sanctionner les administrateurs et non pas la société, qui n'a violé aucun texte de loi et à laquelle l'absence de dépôt des comptes n'est pas imputable.

L'opposante et les tierce-opposants avancent encore qu'en ayant assorti son jugement de liquidation du 8 novembre 2007 de l'exécution provisoire, le tribunal a violé l'article 6 de la Convention Européenne des Droits de l'Homme en amputant de facto la société Milo Finance de son droit d'opposition, la société étant représentée par son liquidateur qui n'a aucun intérêt à former une voie de recours.

L'opposante et les tierce-opposants demandent à voir déclarer nulle et de nul effet la requête en dissolution du 28 septembre 2007 et le jugement déclaratif du 8 novembre 2007, sinon la rétractation dudit jugement pour manque de base légale, sinon voir dire qu'il n'y a pas lieu à exécution provisoire de ce jugement.

Maître Feyereisen, en sa qualité de liquidateur de la société Milo Finance, s'oppose à l'opposition en arguant que la publication du jugement de liquidation dans la presse du 13 novembre 2007 vaut notification au sens de l'article 203(2) de la loi du 10 août 1915 et a fait courir le délai de 15 jours prévu par l'article 90 du NCPC pour former cette voie de recours, de sorte que l'opposition interjetée le 28 décembre 2007 par la société Milo Finance est tardive.

Maître Feyereisen avance encore que la société Milo Finance n'est pas capable d'agir, dans la mesure où par assemblée générale du 11 juillet 2005, Alain Garros, Fabien Pezzera et la société Penny Holding ont été nommés administrateurs, mais que les sieurs Garros et Pezzera sont décédés fin 2006, respectivement début 2007 et que la société Penny Holding a été mise en liquidation le 8 novembre 2007, de sorte que la société Milo Finance n'a pas valablement pu ni transférer son siège, ni former opposition, aucun organe capable de mandater un avocat à ce titre n'étant valablement constitué. Le liquidateur demande à titre reconventionnel la nullité de l'assemblée du 23 novembre 2007.

En ce qui concerne la tierce-opposition, le liquidateur conclut à l'absence de pouvoir, de qualité, sinon d'intérêt pour agir dans le chef de la société Penny Holding, dans la mesure où les organes statutaires de cette société ne sont plus valablement constitués, qu'elle a été mise en liquidation le 8 novembre 2007 et que l'assemblée générale de cette société du 18 novembre 2007 est à annuler (ce que le liquidateur demande à titre reconventionnel). Maître Feyereisen conteste encore que la société Penny Holding soit actuellement encore actionnaire de la société Milo Finance, dans la mesure où il résulterait d'une promesse de cession d'actifs du 26 avril 2006 entre Alain Garros et Jean-Claude Mas que la société de droit des Iles Vierges Britanniques Graham Tuner sa (BVI) serait actionnaire unique de la société Milo Finance.

En ce qui concerne la tierce-opposition formulée par les consorts Mas-Lucciardi, le liquidateur conclut pareillement au défaut d'intérêt et de qualité pour agir, dans la mesure où rien ne prouve que ces derniers sont actionnaires de la société Penny Holding, ni que la société Penny Holding est actionnaire de la société Milo Finance.

Maître Feyereisen conclut à la régularité de la procédure de convocation et estime que la dénonciation du siège opérée a enlevé à la société Milo Finance son siège effectif et réel, de sorte que la liquidation a été prononcée à juste titre. Pareillement, le non dépôt des bilans par la société litigieuse justifie sa dissolution au regard de l'article 203 de la loi concernant les sociétés commerciales, et l'urgence d'exécution provisoire.

L'opposante et les tierce-opposants s'opposent aux demandes reconventionnelles formulées en soulevant l'exceptio obscuri libelli, sinon l'irrecevabilité dans la mesure où les demandes reconventionnelles ne sont pas formulées par le défendeur originaire et qu'une telle demande doit être présentée par action principale.

Le Ministère Public conclut à la non-recevabilité de l'opposition, dans la mesure où le conseil d'administration ne représente plus la société et il estime que l'opposante et les tierce-opposants confondent l'intérêt de la société et celui des actionnaires. Il convient que les oppositions ont été formées dans le délai de la loi, et relève que la procédure de convocation est régulière. Quant au fond, il conclut à la confirmation du jugement entrepris.

Les plaidoiries étant orales, le tribunal s'est limité à l'analyse des arguments contradictoirement débattus à l'audience.

1) quant à la recevabilité de l'opposition et de la tierce-opposition

a) quant au délai

La dissolution et la liquidation de la société Milo Finance ont été ordonnées en application de l'article 203 de la loi du 10 août 1915 modifiée concernant les sociétés commerciales par jugement du 8 novembre 2007.

Si les dispositions légales relatives à la liquidation de la faillite ont en l'espèce été rendues applicables à la liquidation de la société dissoute sur base de l'article 203 de la prédite loi, il n'y a cependant pas lieu à application de l'article 473 de Code de commerce régissant les modalités de l'opposition en cas de faillite.

En effet, l'article 203 précité n'a pas entendu modifier les règles ordinaires de la procédure en matière d'opposition, mais a uniquement voulu laisser au tribunal le choix d'organiser et de surveiller la liquidation d'une société dont il a prononcé la dissolution suivant les modalités de liquidation en vigueur en matière de faillite.

Si l'article 203 (4) dispose que les jugements prononçant la dissolution d'une société sont publiés par extrait au Mémorial et que le tribunal peut en ordonner la publication dans des journaux publiés au Luxembourg et à l'étranger, cet article n'entend pas, contrairement à l'article 473 du Code de commerce, faire courir un quelconque délai d'opposition ou d'appel à partir de ces publications. Et, il n'y a pas lieu de déduire des formalités prévues pour l'introduction de la demande en liquidation judiciaire celles régissant la notification du jugement statuant sur cette demande.

L'opposition est dès lors régie par les règles ordinaires de la procédure en la matière (cf. Trib. Lux., 21 mai 1999, no 222/92 ; Trib. Lux., 29 octobre 1995, no 404/95 ; Trib. Lux., 5 décembre 2002, no 874, 2002).

Aux termes de l'article 90 du Nouveau Code de Procédure Civile, le délai pour former opposition est de 15 jours à partir de la signification respectivement de la notification du jugement.

Il est constant en cause que le jugement entrepris n'a pas été notifié par la voie du greffe et qu'il n'a pas fait l'objet d'une signification par huissier de justice.

Et, tel qu'il a été précisé plus haut, l'article 203 de la loi du 10 août 1915 concernant les sociétés commerciales est muet quant au départ du délai d'opposition contre un jugement de liquidation d'une société, ne précisant pas que les publications qui sont prévues au Mémorial et dans les journaux équivalent à une notification du jugement en question, faisant courir le délai en question. Aucun autre texte de loi ne fonde par ailleurs une telle qualité de notification dans le chef de ces publications (cf. Cour d'appel, 11 décembre 1991, M.P. c/ s.àr.l. Grant, no 13356 du rôle).

En conséquence, le jugement du 8 novembre 2007 n'ayant pas été valablement signifié ou notifié à la société Milo Finance, et dans la mesure où il n'est pas établi que la société, respectivement les consorts Mas-Lucciardi ont eu connaissance du prédit jugement et de son exécution plus de quinze jours avant leur actes d'opposition et de tierce-opposition, il y a lieu de dire que ces actes ne sont pas tardifs.

b) quant à la représentation de la société Milo Finance et de la société Penny Holding

Il ne fait pas de doute que la personnalité morale d'une société dissoute et mise en liquidation en application de l'article 203 de la loi du 10 août 1915 concernant les sociétés commerciales continue pour les besoins de sa liquidation et que cette société peut mettre en œuvre les voies de recours prévues par la loi contre la décision de justice prononçant sa dissolution, même si cette décision est assortie de l'exécution provisoire.

En effet, la décision de mise en liquidation n'efface pas la personne morale et n'abroge pas ipso facto ni le conseil d'administration, ni l'assemblée générale des actionnaires. Toutefois, les pouvoirs des organes statutaires sont limités, la gestion et la représentation de la société envers les tiers étant assurées exclusivement par le liquidateur nommé par le tribunal.

Cependant, le conseil d'administration de la société mise en liquidation judiciaire peut valablement mandater un avocat d'interjeter appel ou opposition contre la décision de mise en liquidation. Pareillement, l'assemblée générale des actionnaires peut désigner directement ou par personne interposée un mandataire ad litem à cet effet – notamment dans le cas où le conseil d'administration a démissionné ou n'est plus valablement constitué.

En l'espèce, l'acte d'opposition mentionne que la société Milo Finance est « représentée par son conseil d'administration en fonctions » pour les besoins de la présente action en justice.

Si conformément à l'article 53 de la loi concernant les sociétés commerciales, les actes de procédure sont valablement faits au nom de la société anonyme seule, dès lors qu'un organe représentatif est mentionné, il y a lieu de vérifier son pouvoir représentatif.

Le conseil d'administration de la société Milo Finance au jour de la mise en liquidation était composé (suivant les extraits des assemblées générales publiées) des Messieurs Garros et Pezzera et de la société Penny Holding s.a..

Or, les sieurs Garros et Pezzera étant décédés fin 2006, respectivement début 2007 et la société Penny Holding s.a. ayant été dissoute et mise en liquidation par jugement du 8 novembre 2007, le conseil d'administration de la société Milo Finance n'était plus valablement composé en date du 8 novembre 2007, de sorte qu'il n'a pas pu utilement agir en représentation de cette société.

La société Penny Holding expose qu'elle détient 1.249 des 1.250 actions de la société Milo Finance et qu'en cette qualité elle a, par assemblée générale du 23 novembre 2007 transféré le siège social de la société Milo Finance et nommé un nouveau conseil d'administration.

Or, la société Penny Holding a été dissoute et mise en liquidation par jugement du 8 novembre 2007, partant le pouvoir de gestion et de représentation envers les tiers et en justice de cette société appartient exclusivement au liquidateur nommé par le tribunal.

En conséquence, la société Penny Holding n'a pas pu valablement nommer un nouveau conseil d'administration lors de l'assemblée générale du 23 novembre 2007 de la société Milo Finance, les pouvoirs de son propre conseil d'administration, pareillement nommé à cette même date, étant limités aux mesures à prendre face au jugement de mise en liquidation de la société Penny Holding. La société Milo Finance ne dispose partant pas d'un conseil d'administration valablement composé qui puisse utilement la représenter pour les besoins de la présente instance.

De même, le conseil d'administration de la société Penny Holding, nommé en date du 23 novembre 2007, n'a pas pouvoir de représenter cette société pour les besoins de la présente tierce-opposition interjetée contre le jugement de dissolution et de mise en liquidation de la société Milo Finance.

L'impossibilité pour la société Milo Finance de former utilement opposition contre la décision de sa mise en liquidation ne résulte nullement de l'effet de l'exécution provisoire ordonnée ou d'une quelconque violation de l'article 6 de la Convention Européenne des Droits de l'Homme, mais du fait qu'elle fait partie d'un ensemble enchevêtré de sociétés qui ont été laissées à l'abandon pendant un certain

temps et qui contreviennent gravement à des règles élémentaires du droit des sociétés, tel l'absence de siège effectif, l'absence de publication des comptes sociaux et l'absence d'organes sociaux valablement composés. En effet, même si le jugement de mise en liquidation de la société Milo Finance n'avait pas été assorti de l'exécution provisoire, elle n'aurait pas pu utilement agir, son propre conseil d'administration étant inopérant et son actionnaire et administrateur, la société Penny Holding, étant également en état de liquidation judiciaire.

Partant l'opposition formée par la société Milo Finance et la tierce-opposition formée par la société Penny Holding sont nulles.

c) quant à la qualité et l'intérêt à agir des consorts Mas-Lucciardi

Les consorts Mas-Lucciardi exposent qu'ils sont les « bénéficiaire économiques ultimes de Milo Finance », qu'ils sont les actionnaires de la société Penny Holding qui détient la quasi-totalité des actions de la société Milo Finance.

Il résulte en effet de la motivation du jugement n° 475/08 du 10 avril 2008 dans le cadre d'une procédure d'opposition et de tierce-opposition contre le jugement de mise en liquidation de la société Penny Holding que les consorts Mas-Lucciardi sont les actionnaires uniques de la société Penny Holding.

Partant, se pose la question de la qualité d'actionnaire de la société Penny Holding dans la société Milo Finance.

Il résulte de l'acte constitutif de la société Milo Finance que la société Penny Holding a souscrit à 1.249 des 1.250 actions de cette société, Monsieur Alain S. Garros souscrivant la part restante.

Par ailleurs, une « promesse de cession d'actifs » du 26 avril 2006, signée par Alain Garros en tant que représentant des sociétés Graham Turner s.a. (BVI), Eurofortune Holding s.a. et Starline Services s.a., à titre de promettant, et par Jean-Claude Mas à titre de bénéficiaire, mentionne dans son préambule que « la société Graham Turner BVI possède la totalité des actions de la SA Milo Finance » et détaille que cet actif, ainsi que divers autres titres appartenant aux autres sociétés promettantes, serait cédé au prix total de 3 millions d'euros à la levée de l'option avant le 1er octobre 2006. Il est constant en cause que l'option n'a jamais été levée.

Toutefois, face aux contestations soulevées par les consorts Mas-Lucciardi en leur qualité d'actionnaires de la société Penny Holding, il n'est documenté par aucun élément du dossier que la société Penny Holding a effectivement cédé, postérieurement à la constitution de la société Milo Finance, sa participation dans cette société à la société Graham Turner s.a. (BVI), les actions de la société Milo Finance n'étant ni matérialisées par des titres au porteur, ni inscrites dans un registre des actionnaires.

Il ressort, au contraire, d'une attestation testimoniale de Claude Couty, que lors des réunions des 25 et 26 avril 2006, auxquelles Monsieur Couty a assisté, les sieurs Garros et Mas ne se sont pas entendus quant à la restitution de certains documents et que Monsieur Garros a fait signer la prédite promesse de cession par Monsieur Mas en le menaçant de signaler le montage opéré en faveur des consorts Mas-Lucciardi aux autorités fiscales, mais qu'il apparaissait que les mentions portées sur cette convention ne correspondaient pas à la réalité, le sieur Garros essayant simplement de monnayer sa sortie des structures établies fiduciairement en faveur des consorts Mas-Lucciardi.

Partant, il y a lieu de faire abstraction de ladite « promesse de cession d'actifs » du 26 avril 2006 et de maintenir que la société Penny Holding est actuellement toujours actionnaire à 1.249 sur 1.250 actions de la société Milo Finance.

A ce titre, les consorts Mas-Lucciardi en leur qualité d'actionnaires uniques de la société Penny Holding, qui détient la très large majorité des actions de la société Milo Finance, ont qualité et intérêt suffisants pour former tierce-opposition contre le jugement de dissolution et de mise en liquidation de la société Milo Finance du 8 novembre 2007

Partant, la tierce-opposition formée par les consorts Mas-Lucciardi est recevable.

2) quant à la régularité de la procédure de mise en liquidation

Conformément à l'article 203 de la loi du 10 août 1915 concernant les sociétés commerciales, le Procureur d'Etat adresse au tribunal d'arrondissement siégeant en matière commerciale une requête par laquelle il demande la dissolution et la mise en liquidation d'une société qu'il estime être en infraction aux lois pénales, au code de commerce ou aux dispositions concernant les sociétés commerciales. Cette requête est ensuite notifiée, ensemble avec une convocation à comparaître à une audience déterminée, par la voie du greffe à la société concernée, ou « lorsque la société ne peut être touchée à son domicile légal au Grand-Duché de Luxembourg, la requête est publiée par extrait dans deux journaux imprimés au pays », avec indication des date, heure et lieu de parution de l'affaire.

La date de l'audience à laquelle l'affaire paraît ne résulte ni de la requête, ni d'une quelconque ordonnance du tribunal ou du président, mais est fixée par la convocation de la société visée par voie de greffe ou par voie de presse, ladite convocation constituant l'acte de procédure fixant la date de la première comparution à l'audience de l'affaire concernée.

Lors de la constitution de la société Milo Finance s.a. en 1998, le siège social de cette société avait été fixé au 2, rue Jean Engling à Luxembourg, pour être transféré au numéro 4 de cette rue par décision de l'assemblée générale du 30 juin 2003.

Par extrait publié au Mémorial C du 1er août 2007, la société Fiduciaire Experts Comptables s.à r.l. a dénoncé avec effet au 29 mai 2007 le siège de la société Milo Finance.

Il n'est pas contesté que la société Milo Finance ne disposait pas de locaux propres acquis ou loués dans lesquels elle avait établi un siège effectif et réel, mais qu'à titre de société de participations financières sans activité commerciale effective elle avait choisi un siège social auprès d'une autre personne morale ou physique – à l'époque de la constitution de la société Milo Finance le sieur Garros était domicilié à la même adresse.

Et, la personne auprès de laquelle le siège statutaire d'une telle société est établi peut déclarer à la société concernée et aux tiers – par publication au Mémorial – que la société en question n'est plus domiciliée chez elle, que « le siège est dénoncé » – peu importe s'il existe par ailleurs une convention de domiciliation entre parties ou non (une telle absence pouvant à l'heure actuelle constituer à elle seule un motif de dissolution et de mise en liquidation).

Partant, la société Fiduciaire Experts Comptables s.à r.l., dont il n'est pas contesté qu'elle occupait les lieux dans lesquels la société Milo Finance avait fixé son siège, a pu valablement « dénoncer ce siège », informant ainsi les tiers par publication au Mémorial que la société Milo Finance n'est plus établie dans les bureaux de la société Fiduciaire Experts Comptables s.à r.l., qu'elle n'y reçoit plus le courrier et qu'elle ne peut plus y être valablement assignée.

En effet, l'article 203 (2) de la loi concernant les sociétés commerciales précise que si la société visée par la requête du Ministère Public « ne peut être touchée à son domicile légal », la requête est publiée par extraits par voie de presse – cet article de procédure vise la simple impossibilité de toucher la société concernée à son domicile légal, sans se préoccuper de la validité de ce domicile, et une telle impossibilité est donnée dès lors que la personne occupant à titre principal les lieux déclare par publication au Mémorial que telle société domiciliée chez elle ne s'y trouve plus.

Il résulte de ce qui précède que la requête en dissolution et en mise en liquidation de la société Milo Finance du 28 septembre 2007 a été valablement publiée par extraits dans deux journaux imprimés au Luxembourg en date du 6 octobre 2007 et que la convocation de la société Milo Finance à l'audience du 18 octobre 2007 opérée par ces annonces est pareillement régulière, au regard des articles 203 de la loi du 10 août 1915 et 549 du Nouveau Code de Procédure Civile. En effet, même si les extraits des requêtes du Ministère Public publiés sont forts succincts, ils suffisent aux exigences de l'article 203 précité dans la mesure où tout élément supplémentaire imprimé reviendrait à étaler sur la place publique les manquements reprochés à chacune des sociétés visées.

3) quant au fond

Tel qu'exposé plus haut, et dans la mesure où il n'est pas contesté que la société Fiduciaire Experts Comptables s.à r.l. occupait à titre principal et dans l'exercice de son commerce de fiduciaire-domiciliataire, les lieux dans lesquels la société Milo Finance avait fixé son siège, cette société a pu valablement « dénoncer le siège » de la société Milo Finance, déclarant ainsi aux tiers par publication au Mémorial que la société Milo Finance n'est plus établie dans les bureaux de la société Fiduciaire Experts Comptables s.à r.l., qu'elle n'y reçoit plus le courrier et qu'elle ne peut plus y être valablement assignée.

En conséquence, la société Milo Finance n'ayant plus, à la date de la requête du Ministère Public, de siège effectif, ni de domicile réel et effectif connu, elle était susceptible d'encourir la dissolution conformément aux articles 159 et 203 de la loi concernant les sociétés commerciales.

Vu l'article 203 de la loi du 10 août 1915 et dans la mesure où il est constant en cause que la société n'a pas déposé de bilan depuis celui relatif à l'exercice 2002, que le conseil d'administration n'était plus valablement composé depuis fin 2006 et que le siège a été dénoncé en date du 29 mai 2007, le tribunal estime que le délai de non-fonctionnement des organes sociétaires et de la non-régularisation du siège par décision des actionnaires, qui ne documentent aucunement les efforts entrepris, est excessif, de sorte qu'il y a lieu de confirmer purement et simplement le jugement entrepris, ce d'autant plus que ni la société, ni les actionnaires n'ont entamé ou même simplement envisagé d'entamer la confection des comptes manquants.

En effet, même si les articles 72 et 75 de la loi du 10 août 1915 chargent les administrateurs de l'établissement et la publication matérielle des comptes sociaux et que l'article 163 de la même loi prévoit des sanctions pénales en cas de défaillance, c'est bien sur la société que repose l'obligation envers les tiers de publier ses comptes sociaux, conformément aux articles 9 §1, 75 et 132 du même texte légal, et en l'absence de publication régulière des bilans et comptes sociaux, la société est en contravention aux lois régissant les sociétés commerciales et le tribunal peut à ce titre prononcer la dissolution et ordonner la liquidation.

Finalement, vu les circonstances de l'espèce, dont l'absence d'organes sociaux et de siège valablement constitués durant plusieurs mois, et l'absence de publication de comptes sociaux depuis ceux relatifs à l'exercice 2002, alors qu'il apparaît cependant des recherches du liquidateur que la société a eu une activité d'une certaine envergure impliquant des tiers dans les années 2003 et suivants, et dans la mesure où il est dans l'intérêt de la liquidation que le liquidateur exerce ses fonctions sans autre délai, il y a lieu de confirmer le jugement entrepris en ce qu'il a ordonné l'exécution provisoire.

Partant, la tierce-opposition formée par les consorts Mas-Lucciardi est à rejeter comme non fondée.

4) quant à la demande reconventionnelle

Si les demandes reconventionnelles formulées par Maître Feyereisen sont claires : obtenir l'annulation des assemblées générales des sociétés Penny Holding et Milo Finance du 23 novembre 2007, ces demandes ne sont cependant pas recevables.

En effet, le liquidateur nommé par jugement sur une requête en liquidation formulée par le parquet et assigné en déclaration de jugement commun dans le cadre de l'opposition formée par la société mise en liquidation contre ledit jugement de dissolution n'est pas fondé à formuler de demande reconventionnelle contre cette société dans le cadre de cette opposition.

Une demande reconventionnelle est la demande par laquelle le défendeur originaire requiert un avantage autre que le simple rejet de la demande principale originaire. Or, l'opposition posant à nouveau le débat dans les mêmes termes que lors du premier jugement, le liquidateur qui n'était ni défendeur originaire, ni même partie à la première instance n'est pas recevable en sa demande reconventionnelle dirigée contre la société dont la dissolution a été ordonnée.

Il est de même de la demande reconventionnelle en annulation de la cession du 30 octobre 1999, par laquelle la société Milo Holding a déclaré céder à Jean-Claude Mas 100 parts de la société civile immobilière Prince Henri, cette demande n'ayant, par ailleurs, aucun lien avec le litige actuellement soumis au tribunal.

Par ces motifs :

le tribunal d'arrondissement de et à Luxembourg, sixième chambre, siégeant en matière commerciale, statuant contradictoirement, après avoir entendu le liquidateur et le Ministère Public en leurs conclusions ;

joint les rôles 112712 et 112716 ;

déclare nulles l'opposition formée par la société Milo Finance s.a et la tierce-opposition interjetée par la société Penny Holding s.a. par actes des 28 décembre 2007, respectivement 15 janvier 2008 ;

reçoit en la forme la tierce-opposition interjetée par Jean-Claude Mas et Dominique Lucciardi par acte du 15 janvier 2008 ;

dit la tierce-opposition non fondée ;

dit non recevable les demandes reconventionnelles formulées par Maître Marthe Feyereisen ;

condamne Jean-Claude Mas et Dominique Lucciardi aux frais de l'instance.


END